UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Animas Resources Ltd.
(Name of Subject Company)

British Columbia, Canada
(Jurisdiction of Subject Company’s Incorporation or Organization)

MARLIN GOLD MINING LTD.
(Bidder)

Common Shares
(Title of Class of Securities)

035265 10 7
(CUSIP Number of Class of Securities)

Mimy Fernandez-Maldonado
Marlin Gold Mining Ltd.
250-1199 West Hastings Street
Vancouver, British Columbia
Canada V6E 3T5
Telephone: 604-646-1580
(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Trisha Robertson	Herbert I. Ono
Blake, Cassels & Graydon LLP	McMillan LLP
595 Burrard Street, Suite 2600	1500-1055 West Georgia Street
Vancouver, British Columbia	Vancouver, British Columbia
Canada V7X 1L3	Canada V6E 4N7
Telephone: 604-631-3300	Telephone: 604-689-9111

December 23, 2013
(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE

Amount of
Transaction Valuation(1)	Filing Fee(2)

U.S.$6,729,063.79	U.S.$866.70

(1)

Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding common shares of Animas Resources Ltd. at a purchase price of Cdn.$0.10 per share, converted to United States dollars at an exchange rate of Cdn. $1.00 = U.S.$1.0645, which is the noon rate as provided by the Bank of Canada on December 18, 2013. The number of common shares of Animas Resources Ltd. outstanding on a fully diluted basis assuming exercise of all options and warrants for such common shares is estimated to be 93,765,884. None of the options and warrants for common shares of Animas Resources Ltd. are in-the-money. As a result, this calculation assumes the purchase of 74,902,415 common shares of Animas Resources Ltd., being the number of common shares of Animas Resources Ltd. on a non-diluted basis.

(2)	The filing fee was calculated in accordance with General Instruction II.C to Schedule 14D-1F, by multiplying the transaction value by 0.0001288.
[ ]

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

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PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

            Offer to Purchase and Circular, dated December 23, 2013

            Letter of Transmittal

            Notice of Guaranteed Delivery

Item 2. Informational Legends

            See “Notice to Shareholders in the United States” in the Offer to Purchase and Circular.

This Offer and Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery (collectively, the “Offer Documents”) are important and require your immediate attention. 1f you are in any doubt as to how to deal with them, you should consult your investment dealer, stockbroker, accountant, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities commission or similar authority nor has any securities commission or similar authority passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in the Offer Documents. Any representation to the contrary is an offence. The Offer Documents do not constitute an offer or solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful.

December 23, 2013

OFFER TO PURCHASE FOR CASH

common shares of

ANIMAS RESOURCES LTD.

at a price of $0.10 in cash per common share

by

MARLIN GOLD MINING LTD.

Marlin Gold Mining Ltd. (“Marlin” or the “Offeror”) hereby offers to purchase (the “Offer”), upon the terms and subject to the conditions set forth in this Offer and in the related Letter of Acceptance and Transmittal, for $0.10 per common share in cash, all of the issued and outstanding common shares (the “Shares”) of Animas Resources Ltd. (“Animas”), together with any associated rights issued under the shareholder rights plan of Animas (“SRP Rights”), including any Shares that may become issued and outstanding after the date of this Offer but prior to the Expiry Time (as hereinafter defined) upon the conversion, exchange or exercise of any options or warrants or any other outstanding rights.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 PM EASTERN TIME ON JANUARY 28, 2014, UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED.

This Offer will commence on the date hereof and be open for acceptance until 5:00 pm (Eastern time) on January 28, 2014 (the “Expiry Time”), unless withdrawn, varied or extended by the Offeror. The Offer is conditional on, among other things, (i) there being validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares as constitutes at least 66 2/3% of the issued and outstanding Shares at the Expiry Time (calculated on a fully-diluted basis including any Shares that are issuable upon exercise of options to purchase Shares, warrants to purchase Shares and other rights to acquire Shares), (ii) the shareholder rights plan of Animas being waived, invalidated or cease traded, (iii) the receipt of all necessary regulatory approvals and third-party consents, (iv) that the Offeror shall have determined in its reasonable judgment that there shall not have occurred any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, results of operations, cash flows or liability of Animas or its affiliated entities that is or may be materially adverse to Animas or any of its affiliated entities or to the value of the Shares to the Offeror, (v) the Offeror being satisfied in its reasonable discretion that the GoGold Transaction (as defined herein) has been terminated or has no possibility of being consummated; and (vi) there being no untrue statements or omissions in Animas’ public disclosure. The Offer is not subject to any financing condition. Subject to applicable law, the Offeror reserves the right to withdraw the Offer and not take up and pay for Shares deposited under the Offer unless each condition of the Offer is satisfied or waived by the Offeror prior to the Expiry Time. The conditions of the Offer are described in Section 4 of the Offer, “Conditions of the Offer”.

The Offer is made only for Shares and is not made for any options, warrants or other rights to purchase Shares. Any holder of such options, warrants or other rights to purchase Shares who wishes to accept the Offer must exercise the options, warrants or other rights and deposit the Shares issued in connection therewith through their broker or other nominee under and in accordance with the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such options, warrants or other rights to acquire Shares will have certificates representing the Shares received on such exercise available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Animas announced that it had entered into an initial letter of intent with GoGold Resources Inc. (“GoGold”) regarding the sale of the Santa Gertrudis Gold Project on November 25, 2013. On November 27, 2013, Marlin made a far superior proposal to Animas as follows:

  $5 million payable in cash on closing of the acquisition;

  a 3% net smelter returns royalty for gold and silver and a 2% net smelter royalty for all other metals on the Santa Gertrudis Gold Project (the “NSR”), calculated and paid before any tax, VAT or withholding tax. Marlin would have the right to purchase one-third of the NSR at any time for $5 million; and

  starting January 1, 2017, a minimum advance royalty of $250,000 for a period of 4 years in the case the mine is not in production. These advance royalty payments would be credited against any payments of the NSR.

Animas advised Marlin that its board of directors has determined that the offer was in fact superior, that the letter of intent with GoGold contained right to match provisions, and that they would respond to Marlin’s proposal once the period of time in which GoGold could match the proposal had passed. By way of press releases issued by Animas and GoGold on December 4, 2013, Marlin learned that GoGold had matched the Marlin offer and entered into a definitive agreement (the “GoGold Agreement”) with Animas (the “GoGold Transaction”). The GoGold Agreement does not include customary “fiduciary out” provisions that would entitle the board of directors of Animas to fulfill their fiduciary duties to consider and accept a superior proposal. The GoGold Agreement also contemplated that Animas would deliver to GoGold written consents of Shareholders to the GoGold Transaction representing not less than 50.1% of the issued and outstanding Shares, rather than calling a special meeting of Shareholders to consider the GoGold Transaction. All further overtures by Marlin to Animas with respect to a potentially superior offer to the GoGold Transaction have been rebuffed by Animas’ management.

As Marlin was unsuccessful in engaging Animas’ management in further discussions regarding a potentially superior offer to the GoGold Transaction (to the benefit of the Shareholders), Marlin felt compelled to present its proposal directly to the Shareholders. Following the public announcement of the Offer on December 9, 2013, Animas scheduled a special meeting on February 7, 2014 to seek Shareholder approval of the GoGold Transaction.

The Shares are listed for trading on Tier 2 of the TSV Venture Exchange (the “TSX-V”) under the symbol “ANI”. On December 6, 2013, the last full trading day prior to the announcement of the intention to make the Offer and two days following the announcement by Animas of the GoGold Transaction, the closing price of the Shares on the TSX-V was $0.04. The Offer price represents a premium of 150% over the closing price of the Shares on the TSX-V on December 6, 2013 and a premium of 168% over the 20-day volume-weighted average closing price of the Shares as at December 6, 2013.

Shareholders of Animas (“Shareholders”) who wish to accept the Offer must complete and execute the accompanying Letter of Acceptance and Transmittal (printed on green paper) in accordance with the instructions set forth therein and deposit the completed Letter of Acceptance and Transmittal, together with the certificates representing the Shares being deposited and all other documents required by the Letter of Acceptance and Transmittal, at one of the offices of Computershare Investor Services Inc. (the “Depositary”) specified in the Letter of Acceptance and Transmittal at or prior to the Expiry Time. Alternatively, Shareholders may (a) accept the Offer by following the procedures for a book-entry transfer of Shares described under Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer” or (b) accept the Offer where the certificates representing the Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary at or prior to the Expiry Time, by following the procedures for guaranteed delivery described under Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” using the accompanying Notice of Guaranteed Delivery (printed on yellow paper) or a facsimile thereof.

The cash payable to a Shareholder in connection with the Offer will be paid in Canadian dollars.

Questions regarding the Offer and requests for assistance in depositing Shares may be directed to the Depositary at its address and telephone number set forth on the last page of the accompanying circular forming part of the offer (the “Circular”). Additional copies of the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its office as set forth on the last page of the Circular. Additionally, copies of the Offer Documents may also be found free of charge at www.sedar.com.

You should contact your stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing your Shares.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from, or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the sole discretion of the Offeror, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Shareholders should not construe the contents of the Offer Documents as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection therewith.

Shareholders should be aware that, during the currency of the Offer, the Offeror and its affiliates or associates may, directly or indirectly, bid for and make purchases of Shares or other securities of Animas as permitted by the laws of Canada and its provinces or territories. See Section 12 of the Offer, “Market Purchases”.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a foreign issuer and while the Offer is subject to Canadian disclosure requirements, Shareholders should be aware that these disclosure requirements are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that Animas is located in a foreign country, and that some or all of its officers and directors and the experts named in the Offer and Circular are residents of a foreign country. In addition, it may be difficult for Shareholders in the United States to enforce their rights and any claim they may have arising under United States federal and state securities since each of the Offeror and Animas is a corporation existing under the laws of British Columbia, Canada; some or all of the officers and directors of each of the Offeror and Animas reside outside the United States; some of the experts named herein may reside outside the United States; and all or a substantial portion of the assets of the Offeror and Animas are located outside the United States. Shareholders may not be able to sue the Offeror, Animas or their respective officers or directors in a foreign court for violations of United States federal securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to the jurisdiction and judgement of a United States court.

Shareholders should be aware that, during the currency of the Offer, the Offeror or its affiliates or associates may, directly or indirectly, bid for or make purchases of Shares or other securities of Animas, as permitted by applicable Canadian laws or provincial laws or regulations.

Marlin is a Canadian issuer that is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Marlin has filed with the SEC a tender offer statement concerning the Offer on Schedule 14D-1F, and will mail the Offer Documents to Shareholders. SHAREHOLDERS ARE URGED TO READ THE OFFER DOCUMENTS FILED ON SCHEDULE 14D-1F AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer Documents do not address any United States federal or state income tax consequences of the Offer to Shareholders in the United States. Shareholders in the United States should also be aware that the disposition of Shares for cash may have tax consequences both in Canada and the United States. Such consequences under Canadian or United States tax laws for investors who are resident in, or citizens of, the United States are not described in this document. Accordingly, Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and the tax considerations applicable to them. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

Resource Estimates

Marlin’s Canadian public disclosure documents have been prepared in accordance with the requirements of securities laws in effect in Canada which differ from the requirements of United States securities laws. In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the SEC applicable to registration statements and reports filed by United States companies pursuant to the U.S. Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

In particular, and without limiting the generality of the foregoing, the terms “mineral reserves,” “probable mineral reserves,” “proven mineral reserves,” “mineral resources,” “measured mineral resources,” “indicated resources” and “inferred mineral resources” used in Marlin’s Canadian disclosure documents are, unless otherwise stated, Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves (the “CIM Standards”). The CIM Standards differ significantly from standards in the United States. For example, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7, as interpreted by the staff of the SEC, mineralization may not be classified as a “reserve” for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

In addition, while the terms “mineral resource,” “measured resources,” “indicated mineral resources,” and “inferred mineral resources” are recognized and required by Canadian regulations, they are not defined terms under United States standards. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities legislation, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, or economic studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Further, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Circular or otherwise publicly available relating to Marlin’s properties (including the La Trinidad property, which hosts the Taunus gold deposit), may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTICE TO HOLDERS OF OPTIONS AND WARRANTS

The Offer is made only for Shares and is not made for any options, warrants or other rights to purchase Shares. Any holder of such options, warrants or other rights to purchase Shares who wishes to accept the Offer must exercise the options, warrants or other rights and deposit the Shares issued in connection therewith through their broker or other nominee under and in accordance with the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such options, warrants or other rights to acquire Shares will have certificates representing the Shares received on such exercise available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Shareholders who deposit their Shares will be deemed to have deposited the SRP Rights associated with such Shares. No additional payment will be made for the SRP Rights and no amount of consideration to be paid by the Offeror for the Shares will be allocated to the SRP Rights.

The tax consequences to holders of options, warrants or other rights to purchase Shares of exercising or not exercising such options, warrants or other rights are not described in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Holders of options, warrants or other rights to purchase Shares are urged to consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise such options, warrants or other rights.

CURRENCY

In the Offer and accompanying Circular, unless otherwise specified, all references to “dollars” or “$” are to Canadian dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the Offer and the Circular, including statements regarding Marlin’s properties and statements made under Section 4 of the Circular, “Purpose of the Offer and the Offeror’s Plans for Animas”, are “forward-looking statements” and are prospective. Often, but not always, forward-looking statements may be identified by their use of forward-looking terminology such as the words “plans”, “expects”, “expected”, “projects”, “believes”, “anticipates”, “intends”, “estimates”, “scheduled” or other similar words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which could cause actual results, performances or achievements of the Offeror or Animas to differ materially from future results expressed or implied by such forward-looking statements.

v

Although the Offeror believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results, performance or achievements of the Offeror to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements include, among other things, actions taken by Animas, actions taken by securityholders of Animas in respect of the Offer, the failure to satisfy the conditions of the Offer, industry risk, risks inherent in the running of the business of the Offeror or its affiliates and legislative or regulatory changes. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Offeror’s forward-looking statements. Other unknown and unpredictable factors could also impact its results. Many of these risks and uncertainties relate to factors beyond the Offeror’s ability to control or estimate precisely. Consequently, results or developments anticipated by the Offeror may not be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Offeror, its future results and performance.

Forward-looking statements in this document are based on the Offeror’s beliefs and opinions at the time the statements are made, and there should be no expectation that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and the Offeror disavows and disclaims any obligation to do so.

NOTICE REGARDING INFORMATION

The information concerning Animas contained in the Offer and Circular has been taken from or is based upon publicly available information filed with Canadian securities regulators and other public sources available at the time of the Offer. Neither the Offeror nor any person acting jointly or in concert with the Offeror, nor any member or manager of the Offeror or such persons, assumes any responsibility for the accuracy or completeness of such information or any failure by Animas to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or such persons. The Offeror has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Animas’ publicly available information or whether there has been any failure by Animas to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

No stockbroker, investment dealer or other person (including the Depositary) has been authorized to give any information or make any representations in connection with the Offer and related transactions described in this document other than those contained in this document or in the accompanying Circular, and if any such information is given or made it must not be relied upon as having been authorized by the Offeror.

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DEFINITIONS

            In the Offer Documents, unless the context otherwise requires, the following terms have the meanings indicated:

“Acquiring Person” has the meaning given to it in Section 15 of the Circular, “Shareholder Rights Plan”.

“affiliates” has the meaning ascribed thereto in the Securities Act;

“Animas Financial Statements” means Animas’ audited financial statements as at and for the fiscal years ended 2012, 2011 and 2010 (including the notes thereto and related management’s discussion and analysis) and the unaudited financial statements as at and for the third quarter of the 2013 financial year (including, in the case of audited financial statements, the notes thereto and related management’s discussion and analysis);

“Animas Public Disclosure Record” means all Animas documents filed on the System for Electronic Document Analysis and Retrieval (SEDAR);

“Appointee” has the meaning given to it in Section 3 of the Offer, “Manner of Acceptance”;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

“business day” means any day, other than a Saturday, a Sunday or a statutory holiday in British Columbia or Ontario, Canada;

“Board of Directors” means the board of directors of Animas;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Shares into the Depositary’s account at CDS;

“CDS” means CDS & Co., the nominee of CDS Clearing and Depositary Services Inc., or such other nominee of CDS Clearing and Depositary Services Inc.;

“Circular” means the take-over bid circular accompanying the Offer and forming a part of the Offer;

“Competing Permitted Bid” has the meaning given to it in Section 15 of the Circular, “Shareholder Rights Plan”;

“Compulsory Acquisition” has the meaning ascribed thereto in Section 14 of the Circular, “Acquisition of Shares not Deposited”;

“CRA” means the Canada Revenue Agency;

“Depositary” means Computershare Investor Services Inc., or such other person as is appointed to act as depositary by the Offeror;

“Deposited Shares” has the meaning given to it in Section 3 of the Offer, “Manner of Acceptance”;

“Depositing Shareholders” means Shareholders whose Shares are validly deposited to the Offer and are not withdrawn;

“Disclosed” means disclosed in the Animas Public Disclosure Record (including in the Animas Financial Statements);

“Distributions” has the meaning given to it in Section 3 of the Offer, “Manner of Acceptance”;

“Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States;

“Encumbrances” means any hypothecs, mortgages, liens, charges, restrictions, security interests, adverse claims, pledges and encumbrances of any nature or kind whatsoever;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Expiry Date” means January 28, 2014, or any subsequent date set out in any notice of the Offeror as provided in Section 5 of the Offer, “Extension, Variation or Change in the Offer”; provided that, if such day is not a business day, then the Expiry Date shall be the next business day;

“Expiry Time” means 5:00 pm (Eastern time) on the Expiry Date or such other time as may be set out in any notice of the Offeror as provided in Section 5 of the Offer, “Extension, Variation or Change in the Offer”;

“fully-diluted basis” means, with respect to the number of outstanding Shares at any time, that number of Shares which would be outstanding assuming that all options, warrants and other rights to acquire Shares have been exercised in full;

“GoGold” means GoGold Resources Inc.;

“GoGold Transaction” means the offer by GoGold to purchase the Santa Gertrudis Gold Project from Animas pursuant to a definitive agreement dated December 4, 2013;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, or (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“insider” has the meaning ascribed thereto in the Securities Act;

“Law” or “Laws” means all international trade agreements, codes and conventions, laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the TSX-V), and the term “applicable”, with respect to such Laws and in a context that refers to one or more persons, means such laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Letter of Acceptance and Transmittal” means the letter of acceptance and transmittal in the form (printed on green paper) accompanying the Offer and Circular;

“Market Price” has the meaning given to it in Section 15 of the Circular, “Shareholder Rights Plan”;

“Marlin” means Marlin Gold Mining Ltd.;

“Material Adverse Effect” means, when used in connection with a person, any change, effect, event, circumstance, occurrence or state of facts that is, or could reasonably be expected to be, material and adverse to the business, properties, assets, liabilities (including contingence liabilities that may arise through outstanding, pending or threatened litigation or otherwise), capitalization, condition (financial or otherwise), licenses, permits, operations, results of operations, prospects, articles, by-laws, rights or privileges of that person and its subsidiaries, taken as a whole, other than any change, effect, event, circumstance, fact or occurrence (a) relating solely to general political, economic or financial conditions, (b) relating solely to the state of securities or commodities markets in general, (c) solely attributable to the announcement of the transactions contemplated herein, or (d) relating solely to the industries in which Animas and its subsidiaries operate in general; provided that, for (a), (b), and (d), the change, effect, event, circumstance, fact or occurrence does not disproportionately adversely affect Animas and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the same industries;

“Non-Resident Holder” has the meaning given to it in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Notice of Guaranteed Delivery” means the accompanying notice of guaranteed delivery in the form (printed on yellow paper) accompanying the Offer and Circular;

“Offer” means the offer by the Offeror to purchase that number of Shares specified by the Tender Condition;

“Offer Documents” means, collectively, the Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, as amended from time to time;

“Offer Period” means the period commencing on the date of the Offer and ending at the Expiry Time;

 “Offeror” means Marlin;

 “Permitted Bid” has the meaning given to it in Section 15 of the Circular, “Shareholder Rights Plan”;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Purchased Securities” has the meaning given to it in Section 3 of the Offer, “Manner of Acceptance”;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as are necessary or desirable in the judgment of the Offeror for the consummation of the transactions contemplated herein;

“Resident Holder” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Santa Gertrudis Gold Project” means Animas’ Santa Gertrudis project located in the state of Sonora, Mexico;

“Securities Act” means the Securities Act (British Columbia) and the rules and regulations made thereunder, and published policies in respect thereof, as now in effect and as they may be promulgated, published or amended from time to time;

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities laws, rules, instruments and regulations made thereunder, and published policies in respect thereof, as now in effect and as they may be promulgated, published or amended from time to time;

“Securities Regulatory Authority” means all applicable securities regulatory authorities, including (a) the provincial securities regulatory authorities in the provinces of Canada in which Animas is a reporting issuer (or the equivalent), and (b) applicable stock exchanges (including the TSX-V);

“Shareholder Rights Plan” means the shareholder rights plan agreement of Animas dated as of June 3, 2011;

“Shareholders” means the registered or beneficial holders, as the context requires, of the issued and outstanding Shares and “Shareholder” means any one of them;

“Shares” means the common shares in the capital of Animas;

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 14 of the Circular, “Acquisition of Shares not Deposited Under the Offer”;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Tax Act” means the Income Tax Act (Canada), as amended from time to time;

“Tax Proposals” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”; and

“TSX-V” means the TSX Venture Exchange.

SUMMARY

            The following is a summary only and is qualified by the detailed provisions contained elsewhere in the Offer Documents. Shareholders are urged to read the Offer Documents in their entirety. Capitalized terms used in this summary are defined in “Definitions”.

The Offer

            The Offeror is offering to purchase, on the terms and subject to the conditions specified in this document and the related Letter of Acceptance and Transmittal (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), at a price per Share payable in cash of $0.10, all of the issued and outstanding Shares. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn, varied or extended by the Offeror. See Section 2 of the Offer, “Time for Acceptance”.

            The Offer is made only for Shares and is not made for any options, warrants or other rights to purchase. Any holder of such options, warrants or other rights to purchase Shares who wishes to accept the Offer must exercise the options, warrants or other rights and deposit the Shares issued in connection therewith through their broker or other nominee under and in accordance with the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such options, warrants or other rights to acquire Shares will have certificates representing the Shares received on such exercise available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

            Shareholders who deposit their Shares will be deemed to have deposited the SRP Rights associated with such Shares. No additional payment will be made for the SRP Rights and no amount of consideration to be paid by the Offeror for the Shares will be allocated to the SRP Rights.

            The obligation of the Offeror to take up and pay for Shares pursuant to the Offer is subject to certain conditions. Subject to applicable Law, the Offeror reserves the right to withdraw the Offer and not take up and pay for Shares deposited under the Offer unless each condition of the Offer is satisfied or waived by the Offeror prior to the Expiry Time. The Offer is not subject to any financing condition. See Section 4 of the Offer, “Conditions of the Offer”.

            Shareholders who do not deposit their Shares under the Offer will not be entitled to any dissent and appraisal rights. However, any such Shareholders who dissent from a second step business combination will have certain rights to seek a judicial determination of the fair value of their Shares. See Section 14 of the Circular, “Acquisition of Shares not Deposited Under the Offer”.

            The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror or its agents may, in the sole discretion of the Offeror, take such action as the Offeror may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offeror

            Marlin was incorporated under the BCBCA on June 9, 2000 as Nunamin Explorations Ltd. Marlin transitioned to the new BCBCA on September 15, 2004 whereupon its constating documents became referred to as a Notice of Articles and Articles. On September 15, 2004, Marlin changed its name to “Oro Gold Resources Ltd.” and changed its authorized capital to an unlimited number of Shares and an unlimited number of preferred shares, each without par value. On October 22, 2010, Marlin changed its name to “Oro Mining Ltd.” On November 19, 2012, Marlin changed its name to the current “Marlin Gold Mining Ltd.” Marlin’s shares are listed for trading on the TSX-V under the symbol “MLN”. Marlin’s registered address is suite 250 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.

            Marlin has properties located in Sinaloa and Zacatecas, Mexico. Marlin’s priority is to advance its properties toward production. The La Trinidad property, which hosts the Taunus gold deposit, continues to be the priority focus of Marlin’s development activities and is on track to be in production by early 2014. A complete NI 43-101 resource estimate and preliminary economic assessment for the Taunus deposit can be found at www.sedar.com or at www.marlingold.com.

            As at the date hereof, no Shares or warrants of Animas are owned by the Offeror, the directors and officers of the Offeror and, after reasonable enquiry, any insider of the Offeror or any associate or affiliate of any of the foregoing persons.

Animas

            Animas was incorporated on June 29, 2006 under the BCBCA and trades under the symbol “ANI” on the TSX-V. Its registered office is suite 2600 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1. Animas is primarily engaged in the acquisition and exploration of mineral properties and its principal property is the Santa Gertrudis Gold Project.

Purpose of the Offer

            The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, Animas. If the Offer is complete but Marlin does not then own 100% of the Shares, Marlin currently intends to acquire any Shares not deposited in connection with the Offer in a second-step transaction. This transaction will take the form of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 14 of the Circular, “Acquisition of Shares not Deposited Under the Offer”.

            If the Offer is accepted and Marlin acquires all of the outstanding Shares, Marlin intends to work towards permitting, development, construction and restarting gold production at the Santa Gertrudis Gold Project. It is anticipated that the current management of Marlin will manage Animas in place of Animas’ current management and that the Board of Directors will be replaced by nominees of Marlin. If permitted by applicable laws, subsequent to the completion of the Offer and, if necessary, any Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to delist the Shares from the TSX-V.

Treatment of Options and Warrants

            The Offer is made only for Shares and is not made for any options, warrants or other rights to purchase Shares. Any holder of such options, warrants or other rights to purchase Shares who wishes to accept the Offer must exercise the options, warrants or other rights and deposit the Shares issued in connection therewith through their broker or other nominee under and in accordance with the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such options, warrants or other rights to acquire Shares will have certificates representing the Shares received on such exercise available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”. See Section 5 of the Circular, “Treatment of Animas Options and Warrants”.

            Shareholders who deposit their Shares will be deemed to have deposited the SRP Rights associated with such Shares. No additional payment will be made for the SRP Rights and no amount of consideration to be paid by the Offeror for the Shares will be allocated to the SRP Rights.

            The tax consequences to holders of options, warrants or other rights to purchase Shares of exercising or not exercising such options, warrants or other rights are not described in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Holders of options, warrants or other rights to purchase Shares are urged to consult their own tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise such options, warrants or other rights.

Time for Acceptance

            The Offer is open for acceptance commencing on this date until the Expiry Time, unless withdrawn, varied or extended by the Offeror. The Expiry Time is currently 5:00 pm (Eastern time) on January 28, 2014. The Offer may be extended by the Offeror. See Section 2 of the Offer, “Time for Acceptance” and Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

Manner of Acceptance

            The Offer may be accepted by Shareholders by depositing certificates representing Shares that are being deposited, together with a properly completed and duly signed Letter of Acceptance and Transmittal in the form accompanying the Offer and Circular (printed on green paper), or a manually signed facsimile thereof, and all other documents required by the Letter of Acceptance and Transmittal at the offices of the Depositary specified in the Letter of Acceptance and Transmittal at or before the Expiry Time. The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time. Shareholders whose Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Shares to the Offer.

            Shareholders may also accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation and any other required documents are received by the Depositary at its offices in Toronto, Ontario prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must make sure such documents are received by the Depositary.

            If a Shareholder wishes to accept and deposit its Shares pursuant to the Offer, and either the certificates representing the Shares are not immediately available or the Shareholder is not able to deliver the certificates and all other required documents to the Depositary before the Expiry Time, those Shares may nevertheless be deposited pursuant to the Offer, provided that (a) such deposit is made by or through an Eligible Institution, (b) a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying the Offer and Circular (printed on yellow paper), or a manually signed facsimile thereof, is received by the Depositary before the Expiry Time at its Toronto, Ontario office listed on the Notice of Guaranteed Delivery, and (c) the certificates representing all Deposited Shares, together with a properly completed and duly executed Letter of Acceptance and Transmittal, or a manually signed facsimile thereof, relating to the Shares and all other documents required by the Letter of Acceptance and Transmittal are received by the Depositary at its office in Toronto, Ontario listed in the Letter of Acceptance and Transmittal before 5:00 pm (Eastern time) on the third trading day on the TSX-V after the Expiry Date.

            See Section 3 of the Offer, “Manner of Acceptance”.

Conditions

            Subject to applicable Law, the Offeror reserves the right to withdraw or terminate the Offer, and will not be required to accept for payment, take up, purchase or pay for, and/or may extend the period of time during which the Offer is open and/or may postpone taking up and paying for any Shares deposited under the Offer, unless all of the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived by the Offeror at or prior to the time the Offeror proposes to accept Shares for take-up under the Offer. The Offer is conditional on, among other things, (i) there being validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares as constitutes at least 66 2 / 3 % of the issued and outstanding Shares at the Expiry Time (calculated on a fully-diluted basis including any Shares that are issuable upon exercise of options to purchase Shares, warrants to purchase Shares and other rights to acquire Shares), (ii) the shareholder rights plan of Animas being waived, invalidated or cease traded, (iii) the receipt of all necessary regulatory approvals and third-party consents, (iv) that the Offeror shall have determined in its reasonable judgment that there shall not have occurred any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, results of operations, cash flows or liability of Animas or its affiliated entities that is or may be materially adverse to Animas or any of its affiliated entities or to the value of the Shares to the Offeror, (v) the Offeror being satisfied in its reasonable discretion that the GoGold Transaction has been terminated or has no possibility of being consummated; and (vi) there being no untrue statements or omissions in Animas’ public disclosure. The Offer is not subject to any financing condition. See Section 4 of the Offer, “Conditions of the Offer”.

            The conditions of the Offer are for the exclusive benefit of the Offeror and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any of the rights that the Offeror may have.

Take-Up of and Payment for Deposited Shares

            On and subject to the terms and conditions of the Offer, the Offeror will be obligated to take up and pay for Shares duly and validly deposited pursuant to the Offer and not validly withdrawn in accordance with the terms of the Offer within 10 days after the Expiry Time. Any Shares taken up will be required to be paid for as soon as possible and in any event not later than three business days after they are taken up. Any Shares deposited pursuant to the Offer after the first date on which Shares have been taken up and paid for by the Offeror will be required to be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, “Take-Up of and Payment for Deposited Shares”.

Currency of Payment

            The cash payable under the Offer will be denominated in Canadian dollars.

Source of Funds

            The Offeror has sufficient funds on hand to fund the Offer. See Section 6 of the Circular, “Source of Funds”. The Offeror’s obligation to purchase the Shares tendered under the Offer is not subject to any financing condition.

Right to Withdraw Deposited Shares

            Shares deposited under the Offer may be withdrawn by or on behalf of the Depositing Shareholder at any time before the Shares have been taken up by the Offeror pursuant to the Offer and in the other circumstances discussed in Section 7 of the Offer, “Right to Withdraw Deposited Shares”.

Acquisition of Shares Not Deposited

            If, within 120 days after the date of the Offer (or such longer time as a court may permit), the Offer has been accepted by holders of not less than 90% of the outstanding Shares as at the Expiry Time, excluding Shares held by or on behalf of the Offeror, or an “affiliate” or an “associate” (as those terms are defined in the BCBCA) of the Offeror, the Offeror intends, at the Offeror’s election (i) to the extent available, to acquire the remainder of the Shares from those Shareholders who have not accepted the Offer pursuant to Section 300 of the BCBCA (a “Compulsory Acquisition”); or (ii) to pursue other means of acquiring the remaining Shares not tendered to the Offer, including by way of an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction (a “Subsequent Acquisition Transaction”), provided that the consideration per Share offered in connection with the Subsequent Acquisition Transaction shall not be less than the Offer Price and in no event will the Offeror be required to offer consideration per Share greater than the Offer Price. See Section 14 of the Circular, “Acquisition of Shares not Deposited Under the Offer” and Appendix A of this Circular for the full text of Section 300 of the BCBCA.

Shareholder Rights Plan

            The Board of Directors of Animas adopted a Shareholder Rights Plan that was confirmed by the Shareholders at its annual and special meeting held on June 17, 2008 and was re-confirmed by the Shareholders at the annual and special meeting held on June 3, 2011.

            The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offer to proceed, the Shareholder Rights Plan must be terminated or action must be taken by the Board of Directors or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offer to proceed. See “Shareholder Rights Plan” in Section 15 of the Circular.

            Marlin believes that at the Expiry Time, Animas and its Board of Directors will have had more than adequate time to fully consider the Offer and any available alternative transactions (including the GoGold Transaction) and Shareholders will have had more than adequate time to determine whether to deposit their Shares under the Offer.

            The Offer is being made on the condition, among other things, that the Shareholder Rights Plan does not and will not adversely affect the Offer or Marlin either before or upon Marlin taking up shares under the Offer or the purchase of Shares under a Subsequent Acquisition Transaction. See “Conditions of the Offer” in Section 4 of the Offer.

Canadian Federal Income Tax Considerations

            A Shareholder who is resident in Canada, who holds Shares as capital property and who sells such Shares to the Offeror under the Offer will realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Shares.

            Generally, Shareholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax in Canada in respect of any capital gain realized on the sale of Shares to the Offeror under the Offer, unless those shares constitute “taxable Canadian property” to such Shareholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under Part I of the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

            The foregoing is a very brief summary of certain Canadian federal income tax consequences applicable to Shareholders. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations” for a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

            See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

Regulatory Matters

            The acquisition of the Shares by the Offeror under the Offer is subject to the receipt of all necessary regulatory approvals, including any approvals that may be required under the Competition Act (Canada) and the Investment Canada Act (Canada). See Section 13 of the Circular, “Regulatory Matters”.

Depositary

            Computershare Investor Services Inc. has been retained as the Depositary for the Offer. The Depositary may contact Shareholders by mail, telephone, telecopy, e-mail and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. See Section 22 of the Circular, “Depositary”.

OFFER TO PURCHASE

            The accompanying Circular, Letter of Acceptance and Transmittal (printed on green paper) and Notice of Guaranteed Delivery (printed on yellow paper), which are incorporated into and form part of the Offer, contain important information that should be read carefully before making a decision with respect to the Offer.

December 23, 2013

TO:   THE HOLDERS OF SHARES OF ANIMAS RESOURCES LTD.

1.        The Offer

            The Offeror is offering to purchase, on the terms and subject to the conditions specified in this document and the related Letter of Acceptance and Transmittal (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), at a price per Share payable in cash of $0.10, all of the issued and outstanding Shares. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by the Offeror. See Section 2 of this Offer, “Time for Acceptance”.

            The Offer is made only for Shares and is not made for any options, warrants or other rights to purchase Shares. Any holder of such options, warrants or other rights to purchase Shares who wishes to accept the Offer must exercise the options, warrants or other rights and deposit the Shares issued in connection therewith through their broker or other nominee under and in accordance with the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such options, warrants or other rights to acquire Shares will have certificates representing the Shares received on such exercise available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of this Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

            Shareholders who deposit their Shares will be deemed to have deposited the SRP Rights associated with such Shares. No additional payment will be made for the SRP Rights and no amount of consideration to be paid by the Offeror for the Shares will be allocated to the SRP Rights.

            The obligation of the Offeror to take up and pay for Shares pursuant to the Offer is subject to certain conditions, including, among other things, (i) there being validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares as constitutes at least 66 2 / 3 % of the issued and outstanding Shares at the Expiry Time (calculated on a fully-diluted basis including any Shares that are issuable upon exercise of options to purchase Shares, warrants to purchase Shares and other rights to acquire Shares), (ii) the Shareholder Rights Plan being waived, invalidated or cease traded, (iii) the receipt of all necessary regulatory approvals, (iv) that the Offeror shall have determined in its reasonable judgment that there shall not have occurred any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, results of operations, cash flows or liability of Animas or its affiliated entities that is or may be materially adverse to Animas or any of its affiliated entities or to the value of the Shares to the Offeror, (v) the Offeror being satisfied in its reasonable discretion that the GoGold Transaction has been terminated or has no possibility of being consummated; and (vi) there being no untrue statements or omissions in the Animas Public Disclosure Record. The Offer is not subject to any financing condition. Subject to applicable Law, the Offeror reserves the right to withdraw the Offer and not take up and pay for Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror prior to the Expiry Time. See Section 4 of this Offer, “Conditions of the Offer”.

            Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Shares directly with the Depositary. If a Shareholder owns Shares through a broker or other nominee and such broker or nominee deposits the Shares on the Shareholder’s behalf, the broker or nominee may charge a fee for performing this service. See Section 22 of the Circular, “Depositary”.

            The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror or its agents may, in their sole discretion, take such action as they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

2.        Time for Acceptance

            The Offer is open for acceptance commencing on the date hereof until the Expiry Time, unless withdrawn, varied or extended by the Offeror. The Expiry Time is currently 5:00 pm (Eastern time) on January 28, 2014. The Offer may be extended by the Offeror to such later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of this Offer, “Extension, Variation or Change in the Offer”.

3.        Manner of Acceptance

Letter of Acceptance and Transmittal

            The Offer may be accepted by Shareholders by depositing the following documents with the Depositary at any of the Depositary’s offices specified in the Letter of Acceptance and Transmittal before the Expiry Time:

(a)	the certificate or certificates representing the Shares in respect of which the Offer is being accepted;

(b)

a properly completed and duly signed copy of the Letter of Acceptance and Transmittal, or a manually signed facsimile copy, with the signature or signatures guaranteed in accordance with the instructions set out in the Letter of Acceptance and Transmittal; and

(c)	any other relevant document required by the instructions set forth in the Letter of Acceptance and Transmittal.

            The Offer will be deemed to be accepted only if the Depositary has received these documents at or before the Expiry Time at one of the addresses for the Depositary indicated on the Letter of Acceptance and Transmittal.

            Alternatively, Shares may be deposited in compliance with the procedures set forth below for guaranteed delivery or book-entry transfer.

Signature Guarantees

            No signature guarantee is required on the Letter of Acceptance and Transmittal if:

(a)	the Letter of Acceptance and Transmittal is signed by the registered owner or registered owners of the Deposited Shares; or

(b)	Shares are deposited for the account of an Eligible Institution.

            In all other cases, all signatures on the Letter of Acceptance and Transmittal must be guaranteed by an Eligible Institution. If the Letter of Acceptance and Transmittal is signed by a person other than the registered owner or registered owners of the accompanying certificate or certificates, such deposited certificate or certificates must be endorsed or accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner or registered owners, and the signature or signatures on such endorsement or share transfer power of attorney must correspond exactly to the name or names of the registered owner or registered owners as registered or as appearing on the certificate or certificates, and must be guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

            If a Shareholder wishes to deposit Shares pursuant to the Offer and (i) the certificate or certificates representing such Shares are not immediately available, or (ii) the certificate or certificates and all other required documents cannot be delivered to the Depositary prior to the Expiry Time, those Shares may nevertheless be deposited validly under the Offer by utilizing the procedures contemplated by the Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b)

a properly completed and duly executed Notice of Guaranteed Delivery, or a manually signed facsimile copy thereof, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario prior to the Expiry Time; and

(c)

the certificate or certificates representing the Deposited Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Acceptance and Transmittal, or a manually signed facsimile copy thereof, and all other documents required by such Letter of Acceptance and Transmittal, are received at the Toronto, Ontario office of the Depositary by 5:00 pm (Toronto time) on the third trading day on the TSX-V after the Expiry Date.

            The Notice of Guaranteed Delivery may be delivered by hand, couriered, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for the purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

            Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS provided that a Book-Entry Confirmation is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Deposited Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

            Shareholders, through their respective CDS participants, who accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Acceptance and Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Method of Delivery

            In all cases, payment for Shares deposited and taken up by the Offeror will be made only after timely or deemed receipt by the Depositary of (a) certificates representing such Shares (or Book-Entry Confirmation), (b) a Letter of Acceptance and Transmittal, or a manually signed facsimile thereof, properly completed and duly executed, covering such Shares with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Acceptance and Transmittal accompanying the Offer, and (c) any other required documents.

            The method of delivery of certificates representing Shares, the Letter of Acceptance and Transmittal and all other required documents is at the option and risk of the person depositing same. If certificates for Shares are to be sent by mail, it is recommended that such Shares be sent by registered mail with insurance and with return receipt requested, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time. Delivery will only be effective upon actual receipt of certificates and accompanying documentation for such Shares by the Depositary.

            A Shareholder who wishes to deposit Shares under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Shares in accordance with the terms of this Offer.

Determination of Validity

            All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance of any deposit of Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Shares determined by it not to be in proper form. The Offeror also reserves the absolute right to waive (a) any of the conditions of the Offer, or (b) any defect or irregularity in any deposit of Shares. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties.

            The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Dividends and Distributions

            Except as provided below, subject to the terms and conditions of the Offer, including in particular Section 9 of this Offer, “Changes in Capitalization; Encumbrances; Distributions”, and subject, in particular, to Shares being validly withdrawn by or on behalf of a Depositing Shareholder, by accepting the Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Shares covered by the Letter of Acceptance and Transmittal delivered to the Depositary (the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

Power of Attorney

            An executed Letter of Acceptance and Transmittal (or, in the case of Shares deposited by book-entry transfer, by the making of a book-entry transfer) irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by the Letter of Acceptance and Transmittal or book-entry transfer (which Shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), certain officers of the Offeror and any other person designated by the Offeror in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the Depositing Shareholder with respect to the Purchased Securities. The Letter of Acceptance and Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of such Shareholder: (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Animas; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of Animas; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

            A Shareholder accepting the Offer under the terms of the Letter of Acceptance and Transmittal revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by such Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the Depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of Animas and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

            A Shareholder accepting the Offer covenants under the terms of the Letter of Acceptance and Transmittal to execute, upon request by the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement

            The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a Depositing Shareholder and the Offeror, effective immediately following the Offeror taking up Shares deposited by such Depositing Shareholder, in accordance with the terms and conditions of the Offer. Such binding agreement includes a representation and warranty by the Depositing Shareholder that: (a) the person signing the Letter of Acceptance and Transmittal (or on whose behalf a book-entry transfer is made) owns the Deposited Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited to the Offer; (b) such person depositing the Deposited Shares and any Distributions, or on whose behalf the such Deposited Shares and Distributions are being deposited, has good legal title to and is the beneficial owner of the Deposited Shares and Distributions within the meaning of applicable Securities Laws; (c) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person; (d) the deposit of the Deposited Shares and the Distributions comply with applicable Laws; and (e) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all Encumbrances.

            The Offeror reserves the right to permit the Offer to be accepted in a manner other than that set forth in this Section 3.

4.        Conditions of the Offer

            The Offeror will have the right to withdraw or terminate the Offer, and will not be required to accept for payment, take up, purchase or pay for, and/or may extend the period of time during which the Offer is open and/or may postpone taking up and paying for, any Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	a minimum of 66 2/3 % of the outstanding Shares on a fully diluted basis are tendered to the Offer;

(b)

the Offeror shall have determined in its reasonable discretion that no shareholder rights plan or similar plan exists, or any such plan that does exist does not and will not adversely affect the Offer or the Offeror either before, on or after consummation of the Offer because: (i) the Board of Directors has waived the application of such shareholder rights plan or similar plan to the purchase of Shares by the Offeror under the Offer; (ii) a cease trade order or an injunction has been issued that has the effect of prohibiting or preventing the exercise of rights or the issue of Shares upon the exercise of rights under such shareholder rights plan or similar plan in relation to the purchase of Shares by the Offeror under the Offer; (iii) a court of competent jurisdiction has ordered that such rights are illegal or of no force or effect or may not be exercised in relation to the Offer; or (iv) such rights and such shareholder rights plan or similar plan has otherwise become or been held to be unexercisable or unenforceable in relation to the Shares with respect to the Offer;

(c)

all Regulatory Approvals and third-party consents that are necessary or advisable to complete the Offer shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated, each on terms and conditions satisfactory to the Offeror in its reasonable discretion;

(d)	the Offeror shall be satisfied in its reasonable discretion that the GoGold Transaction has been terminated or has no possibility of being consummated;

(e)

no order, ruling or determination having the effect of ceasing the trading of the Shares shall have been issued or made by any Securities Regulatory Authority and be continuing in effect and no proceedings for that purpose shall have been instituted or shall be pending or, to the knowledge of Animas, threatened in writing by any Securities Regulatory Authority;

(f)

the Offeror shall have determined in its reasonable judgment that no Material Adverse Effect in respect of Animas shall have occurred since the date of the Offer or occurred prior to the date of the Offer which was not Disclosed as at the date of the Offer;

(g)	the Offeror shall have determined in its reasonable judgment that the consummation of the Offer could not reasonably be expected to have a Material Adverse Effect on Animas or the Offeror;

(h)

(A) no act, action, suit or proceeding shall have been taken or commenced or, to the knowledge of the Offeror, threatened in writing or pending by or before any Governmental Entity or by any elected or appointed public official in Canada or elsewhere, whether or not having the force of Law, and (B) no Law, policy, decision or directive (whether or not having the force of Law) shall have been proposed, enacted, promulgated, amended or applied, in the case of (A) or (B) above:

(i)

to cease trade, enjoin, make illegal, delay or otherwise directly or indirectly prohibit or impose material limitations or conditions on or make materially more costly the making of the Offer, the purchase by or the sale to the Offeror of Shares under the Offer, or the rights of the Offeror to own or exercise full rights of ownership of Shares or which would reasonably be expected to have such an effect;

(ii)

seeking to prohibit or limit the Offeror’s ownership or operation of Animas or any material portion of the business, properties or assets of Animas or any of its subsidiaries or affiliates, or to compel the Offeror to dispose of or hold separate any portion of the business or assets of Animas or any of its subsidiaries;

(iii)	seeking to impose limitations on the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any material assets of Animas or its subsidiaries or any Shares; or

(iv)

which otherwise is considered by the Offeror in its reasonable judgment to be reasonably likely to have a Material Adverse Effect on Animas or its subsidiaries or the Offeror, whether the Offer is consummated or not, or to materially and adversely affect the ability of the Offeror to take up and pay for Shares under the Offer;

(i)

there shall not be any judgment, injunction, order, decree or stay proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or to Animas or any of its subsidiaries, nor shall there have been passed any Law by any court or Governmental Entity in any jurisdiction, that could reasonably be expected to, in any case, prohibit, prevent, restrict, enjoin or delay the consummation of the Offer, in each case unless the same is acceptable to the Offeror in its sole judgment, acting reasonably;

(j)

there shall not have occurred, developed or come into effect or existence after the date hereof: (i) any event, action, state, condition or financial occurrence of national or international consequence; (ii) any natural disaster or any acts of terrorism, sabotage, military action, policy action or war (whether or not declared) or any escalation or worsening thereof; (iii) any other calamity or crisis; (iv) any Law, action, inquiry; (v) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market; (vi) any declaration of a banking moratorium or other suspension of payments in respect of banks; (vii) any limitation by any Governmental Entity on, or other event which might effect, the extension of credit by lending institutions or result in any imposition of currency controls; (viii) a material change in the Canadian or other currency exchange rates or a suspension or a limitation on the markets thereof; or (ix) in the case of any of the foregoing existing as at the date hereof, a material acceleration or worsening thereof; or other occurrence of any nature whatsoever, which, in the judgment of the Offeror, acting reasonably, adversely affects or involves, or could reasonably be expected to adversely affect or involve, the financial, banking or commodity markets in Canada, the United States or internationally generally, or the financial condition, business, operations, assets, affairs or prospects of the Offeror or Animas or any of their respective subsidiaries, in each case unless the same is acceptable to the Offeror in its judgment, acting reasonably;

(k)	there shall not exist any prohibitions at Law against the Offeror making the Offer or taking up and paying for Shares under the Offer;

(l)

the Offeror shall have determined in its judgment, acting reasonably, that: (i) none of Animas, any of its subsidiaries or any third party has taken or proposed to take any action, or failed to take any action, or disclosed an action or event that was not previously Disclosed, which might make it inadvisable for the Offeror to proceed with the Offer or take up and pay for the Shares under the Offer; and (ii) neither Animas nor any of its subsidiaries is not in compliance in any material respect with any material agreement or license to which Animas or any of its subsidiaries is a party at such time, in each case unless the same is acceptable to the Offeror;

(m)

the Offeror shall have determined in its judgment, acting reasonably, that none of the following exists or has occurred (which was not Disclosed prior to December 9, 2013 and which has not been cured or waived to the Offeror’s satisfaction acting reasonably) or been threatened: (i) any material right, permit or licence of Animas or any of its subsidiaries has been impaired or otherwise adversely affected; or (ii) any covenant, term or condition of any of Animas’ or of any of its subsidiaries’ instruments or agreements exists, in either case which might make it inadvisable for the Offeror to proceed with the Offer or take up and pay for Shares under the Offer (including any default that may ensue as a result of the Offeror completing the Offer or taking up and paying for Shares under the Offer), in each case unless the same is acceptable to the Offeror;

(n)

Animas shall not have entered into or effectuated any other agreement or transaction with any person which was not Disclosed prior to December 9, 2013 and having the effect of impairing the Offeror’s ability to acquire Shares pursuant to the Offer, or materially diminishing in any manner the expected economic value to the Offeror of the acquisition of Shares pursuant to the Offer, including: (i) the entering into, modifying or terminating of any agreement or arrangement with any directors, senior officers or employees except for such agreements and arrangements entered into, modified or terminated in the ordinary course of business consistent with past practice; (ii) the instituting, cancelling or modifying of any pension plan or other employee benefit arrangement; (iii) the altering of material terms of any of its material agreements or licenses; (iv) the incurring of any debt outside of the ordinary course of business consistent with past practice; (v) any issuance of securities or options to purchase securities of Animas or any of its subsidiaries; (vi) any Distributions, other than in the usual and ordinary course of business consistent with past practice; (vii) any agreement or understanding relating to the sale, disposition of or other dealing with the businesses or assets of Animas, any of its subsidiaries or any part thereof or interest therein or relating to the rights of Animas or any of its subsidiaries to manage, operate or control the conduct of the businesses or any part thereof, in each case out of the usual and ordinary course of business consistent with past practice; (viii) any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction; (ix) any capital expenditure by Animas or any of its subsidiaries not in the ordinary course of business and consistent with past practice; (x) any transaction not in the ordinary course of business consistent with past practice; or (xi) any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to Animas, in each case unless the same is acceptable to the Offeror in its sole discretion; and

(o)

the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in the Animas Public Disclosure Record, in each case unless the same is acceptable to the Offeror in its sole discretion.

            These conditions are for the sole benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion (including any action or inaction by the Offeror or any of its affiliates) or may be waived by the Offeror in whole or in part at any time and from time to time without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of these rights will not be deemed a waiver of any such rights and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Offeror concerning the events described in the conditions will be final and binding on the Offeror and the Shareholders.

            Any waiver of a condition or the withdrawal or termination of the Offer will be effective upon written notice (or other communication confirmed in writing) being given by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. After giving any such notice or communication, the Offeror will make a public announcement of such waiver or withdrawal or termination and, to the extent required by Law, cause the Depositary as soon as possible afterwards to notify the Shareholders in the manner set forth in Section 11 of this Offer, “Notice and Delivery”. If the Offer is withdrawn or terminated, the Offeror will not be obligated to take up, accept for payment or pay for any Shares deposited under the Offer.

5.        Extension, Variation or Change in the Offer

            The Offer is open for acceptance from the date hereof until, but not after, the Expiry Time, subject to extension or variation in the Offeror’s sole discretion, unless the Offer is withdrawn.

            Except as described in this document, the Offeror may, in its sole discretion, at any time and from time to time, extend or vary the Expiry Time or vary the Offer by giving written notice (or other communication confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, Ontario. Upon the giving of such notice or other communication extending or varying the Expiry Time or varying the Offer, the Expiry Time will be, and will be deemed to be, so extended and the Offer will be, and will be deemed to be, so varied, as applicable. The Offeror will, as soon as possible after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Law and, if required by applicable Law, cause the Depositary to mail a copy of any such notice to Shareholders at their respective addresses appearing in the share register of Animas. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

            Notwithstanding the foregoing, but subject to applicable Law, the Offer Period may not be extended by the Offeror if all of the terms and conditions of the Offer (other than those waived by the Offeror) have been fulfilled or complied with, unless the Offeror first takes up all of the Shares then deposited under the Offer and not validly withdrawn. An extension without taking up is required in certain cases where withdrawal rights apply.

            If, either before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time or in any notice of extension or variation, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its principal office in Toronto, Ontario. Upon the giving of such notice of change to the Depositary, the Expiry Time will be deemed to be extended to the date specified in the notice or as otherwise required by Law. As soon as possible after giving notice of a change in information to the Depositary, the Offeror will make a public announcement of the change in information and, if required by applicable Law, cause the Depositary to mail a copy of any such notice to Shareholders at their respective addresses appearing in the share register of Animas. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. The notice of change need not be delivered to any Shareholders whose Shares were taken up prior to the date of the occurrence of the change.

            Where the terms of the Offer are varied (other than if the variation consists solely of a waiver by the Offeror of a condition of the Offer), the Offer Period will not expire until 10 days after notice of the variation has been given to Shareholders, unless otherwise permitted by Law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts and/or Securities Regulatory Authorities.

            If the consideration being offered for the Shares deposited under the Offer is increased, the increased consideration will be required to be paid to all Depositing Shareholders whose Shares are taken up under the Offer, whether or not such Shares were taken up before the increase.

            During any such extension, or in the event of any variation or change in information, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of this Offer, subject to the provisions set out in Section 7 of this Offer, “Right to Withdraw Deposited Shares”. An extension or variation of the Expiry Time, a variation of the Offer or a change in information contained in the Offer or the Circular does not, unless otherwise expressly stated, constitute a waiver by the Offeror of any of its rights set out in Section 4 of this Offer, “Conditions of the Offer” and all Shares previously deposited and not withdrawn will remain subject to the Offer and, subject to the right of Shareholders to withdraw their Shares in accordance with applicable Law, may be accepted and taken up by the Offeror in accordance with the terms of the Offer.

6.        Take-Up of and Payment for Deposited Shares

            Upon and subject to the terms and conditions of the Offer, the Offeror will be obligated to take up and pay for Shares duly and validly deposited pursuant to the Offer and not validly withdrawn in accordance with the terms of the Offer within 10 days after the Expiry Time. Any Shares taken up will be required to be paid for as soon as possible and, in any event, not later than three business days after they are taken up. Any Shares deposited pursuant to the Offer after the first date on which Shares have been taken up and paid for by the Offeror must be taken up and paid for within 10 days of such deposit.

            For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Shares duly and validly deposited pursuant to the Offer and not validly withdrawn if, as and when the Offeror gives written notice to the Depositary, at its principal office in Toronto, Ontario, to such effect and as required by Law.

            Subject to applicable Law, the Offeror reserves the right, in its sole discretion, to postpone taking up or paying for any Shares or to withdraw or terminate the Offer and not take up or pay for any Shares if any condition specified in Section 4 of this Offer, “Conditions of the Offer”, is not satisfied or waived by the Offeror. The Offeror also reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to postpone taking up and paying for Shares in order to comply, in whole or in part, with any Law. The Offeror will not, however, take up and pay for any Shares deposited under the Offer unless it simultaneously takes up and pays for all Shares then validly deposited pursuant to the Offer and not validly withdrawn.

            The Offeror will pay for Deposited Shares by providing the Depositary, which will act as agent of the Depositing Shareholders, with sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to Depositing Shareholders. Settlement with each Depositing Shareholder under the Offer will be made by the Depositary forwarding a cheque payable to such Depositing Shareholder. Receipt of payment by the Depositary will be deemed to constitute receipt of payments by persons depositing Shares. Under no circumstances will interest or other amounts accrue or be paid by the Offeror or the Depositary to Depositing Shareholders on the purchase price of the Shares purchased by the Offeror, regardless of any delay in making such payment.

            Settlement with Depositing Shareholders under the Offer will be made by the Depositary forwarding a cheque payable to such Depositing Shareholder by first class mail representing the cash payment for such Shares to which such Depositing Shareholder is entitled. Subject to the foregoing and unless otherwise directed by the Letter of Acceptance and Transmittal, the cheque will be issued in the name of the registered holder of the Shares so deposited. Unless the Depositing Shareholder instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Acceptance and Transmittal, the cheque will be forwarded by first class mail (postage prepaid) to such person at the address specified in the Letter of Acceptance and Transmittal. If no such address if specified, the cheque will be sent to the address of the holder as shown on the register of Shareholders maintained by or on behalf of Animas. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

            Depositing Shareholders will not be obligated to pay brokerage fees or commissions if they accept the Offer by depositing their Shares directly with the Depositary. If any Deposited Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, unpurchased Shares will be returned to the Depositing Shareholder as soon as possible following the closing or termination of the Offer. See Section 8 of this Offer, “Return of Deposited Shares”.

Currency of Payment

            The cash payable under the Offer will be denominated in Canadian dollars.

7.        Right to Withdraw Deposited Shares

            Except as otherwise provided in this Section 7, all deposits of Shares pursuant to the Offer are irrevocable. Unless otherwise required or permitted by Law, any Shares deposited in acceptance of the Offer may be withdrawn on behalf of the Depositing Shareholder:

(a)	at any time when the Shares have not been taken up by the Offeror;

(b)	if the Shares have not been paid for by the Offeror within three business days (within the meaning of the Securities Act) after having been taken up; or

(c)	at any time before the expiration of 10 days from the date upon which either:

(i)

a notice of change relating to a change which has occurred in the information contained in this Offer or the Circular, as amended from time to time, or in any notice of extension or variation, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs either before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)

a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Shares where the Expiry Time is not extended for more than 10 days or a variation consisting solely of a waiver of a condition to the Offer), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Securities Regulatory Authorities) and only if such Deposited Shares have not been taken up by the Offeror at the date of such notice.

            For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Shares. Any such notice of withdrawal must (a) be made by a method (including a manually signed facsimile transmission) that provides the Depositary with a written or printed copy; (b) be signed by or on behalf of the person who signed the Letter of Acceptance and Transmittal (or Notice of Guaranteed Delivery) that accompanied the Shares to be withdrawn; and (c) specify the name of the Depositing Shareholder, the number of Shares to be withdrawn, the name of the registered holder (if different than that of the Depositing Shareholder) and the certificate number shown on the share certificates representing each Share to be withdrawn. No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered holder of the Shares exactly as the name of the registered holder appears on the certificate or certificates representing Shares deposited with the Letter of Acceptance and Transmittal or if the Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal at the place of deposit of the applicable Shares within the time limits indicated above.

           Alternatively, if Shares have been deposited pursuant to the procedures for a book-entry transfer, as set forth in Section 3 of this Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS to be credited with the withdrawn Shares and otherwise comply with the procedures of CDS.

            All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror, in its sole discretion, and such determination will be final and binding. There will be no obligation on the Offeror, the Depositary or any other person to give any notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice.

            If the Offeror is delayed in taking up or paying for Shares or is unable to take up and pay for Shares, then, without prejudice to the Offeror’s other rights, Shares deposited under the Offer may not be withdrawn except to the extent that Depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable Law.

            Any Shares withdrawn will be deemed to be not validly deposited for the purposes of the Offer, but may be redeposited subsequently at or prior to the Expiry Time by following the procedures described in Section 3 of this Offer, “Manner of Acceptance”.

            In addition to these rights of withdrawal, certain provinces of Canada provide securityholders with statutory rights of rescission in certain circumstances. See Section 24 of the Circular, “Offerees’ Statutory Rights”. Depositing Shareholders should contact their broker or other nominee for assistance.

8.        Return of Deposited Shares

            If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are deposited, certificates for unpurchased Shares will be returned to the Depositing Shareholder as soon as is practicable following the completion, termination or withdrawal of the Offer by either (a) sending new certificates representing Shares not purchased or by returning the deposited certificates (and other relevant documents), or (b) in the case of Shares deposited by book-entry transfer pursuant to the procedures set forth in Section 3 of this Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, such Shares will be credited to the Depositing Shareholder’s account maintained with CDS. Certificates (and other relevant documents) will be forwarded by first class mail in the name of and to the address specified by the Shareholder in the Letter of Acceptance and Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the share register maintained by Animas or its transfer agent, as soon as practicable after the closing or termination of the Offer.

9.        Changes in Capitalization; Encumbrances; Distributions

            If, on or after December 9, 2013 (being the date of the announcement by Marlin of the intention to make the Offer), Animas should divide, combine or otherwise change any of the Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of this Offer, “Conditions of the Offer”, may make such adjustments as it considers appropriate to the Offer price and the other terms of the Offer (including the type of securities offered to be purchased and the amounts payable therefor) to reflect that division, combination or other change.

           Shares acquired pursuant to the Offer, including the right to all Distributions, will be transferred by the Depositing Shareholders and acquired by the Offeror free and clear of any Encumbrances.

            If, on or after December 9, 2013, Animas should declare or pay any Distribution or Distributions that is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer of Deposited Shares into the name of the Offeror, or its nominees or transferees, on the register maintained by or on behalf of Animas in respect of Shares following acceptance thereof by the Offeror for purchase pursuant to the Offer, then, without prejudice to the Offeror’s rights under Section 4 of this Offer, “Conditions of the Offer”, (a) in the case of any cash Distribution or Distributions, the amount of the Distribution or Distributions shall be received and held by the Depositing Shareholder for the account of the Offeror until the Offeror pays for such Shares, and to the extent that such Distribution or Distributions do not exceed the purchase price per Share payable by the Offeror pursuant to the Offer, the purchase price per Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such Distribution or Distributions, (b) in the case of any non-cash Distribution or Distributions, the whole of any such non-cash Distribution or Distributions will be received and held by the Depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the Depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer, and (c) in the case of any cash Distribution or Distributions in an amount that exceeds the purchase price per Share payable by the Offeror pursuant to the Offer, the whole of such cash Distribution or Distributions will be received and held by the Depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the Depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such Distribution or Distributions and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

10.      Mail Service Interruption

            Notwithstanding the provisions of the Offer Documents, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. A person entitled to cheques and any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Shares were delivered, until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding Section 11 of this Offer, “Notice and Delivery”, cheques not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the Depositing Shareholders at the appropriate office of the Depositary. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with Section 11 of this Offer, “Notice and Delivery”.

11.      Notice and Delivery

            Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Shareholders if it is mailed by prepaid, first class mail to the registered Shareholders at their respective addresses appearing in the registers maintained by or on behalf of Animas and will be deemed, unless otherwise specified by applicable Laws, to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption or delay of mail service in Canada or elsewhere following mailing. In the event of any interruption or delay of mail service following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. In the event that post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if (a) it is given to the TSX-V for dissemination through its facilities, (b) if a summary of the material facts is published once in the national edition of The Globe and Mail or the National Post and in daily newspapers of general circulation in each of the French and English languages in Montréal, Québec, or (c) it is given to the Canada News Wire Service and/or the Dow Jones News Service for dissemination through its facilities.

            The Offer will be mailed to registered Shareholders or made in such other manner as is permitted by applicable Securities Regulatory Authorities and the Offeror will use its reasonable efforts to furnish the Offer to brokers, investment dealers, banks and similar persons whose names, or the names of whose nominees, appear on the register maintained by or on behalf of Animas in respect of the Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of the Shares.

            Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Acceptance and Transmittal or at the address of the Depositary in Toronto, Ontario listed in the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at such particular office at the address listed in the Letter of Acceptance and Transmittal or the Notice of Guaranteed Delivery, as applicable.

12.      Market Purchases

            The Offeror reserves the right to, and may, purchase Shares subject to and as permitted by Law, including by making purchases through the facilities of the TSX-V, at any time and from time to time before the Expiry Time. In no event will the Offeror make any such purchases of Shares through the facilities of the TSX-V until the third clear trading day following the date of the Offer. The aggregate number of Shares acquired by the Offeror through the facilities of the TSX-V during the Offer Period will not exceed 5% of the number of Shares outstanding on the date of the Offer and the Offeror will issue and file a press release containing the information prescribed by Law immediately after the close of business of the TSX-V on each day on which any such Shares have been purchased.

            For the purposes of this Section 12, “the Offeror” includes the Offeror and any person acting jointly or in concert with the Offeror.

            Although the Offeror has no present intention to sell Shares taken up under the Offer, it reserves the right to make or to enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Shares after the Expiry Time. It may also grant pledges of such Shares to its lenders or others.

13.      Other Terms of the Offer

            No stockbroker, investment dealer or other person (including the Depositary) has been authorized to give any information or make any representations in connection with the Offer and related transactions described in this Offer other than those contained in this Offer or in the accompanying Circular, and if any such information or representation is given or made it must not be relied upon as having been authorized by the Offeror. No broker, dealer or other person shall be deemed to be the agent of the Offeror or any of its affiliates for the purposes of the Offer.

            This Offer and the accompanying Circular constitute the take-over bid circular required under Securities Laws with respect to the Offer.

            This Offer and all contracts resulting from the acceptance of this Offer will be governed by, and construed in accordance with, the Laws of the Province of British Columbia and the Laws of Canada applicable therein. Each party to a contract resulting from an acceptance of this Offer unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia.

            This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. This Offer is not being made or directed to, nor will deposits of Shares be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of this Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend this Offer to Shareholders in any such jurisdiction.

            The provisions of the Offer Documents, including the instructions contained in this document, as applicable, form part of the terms and conditions of the Offer. The Offeror, in its sole discretion, will be entitled to make a final and binding determination of all questions relating to the interpretation of this Offer, the Circular, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and the validity of any withdrawals of Shares.

            The Offeror reserves the right to transfer to one or more persons affiliated or associated with it the right to purchase all or any portion of the Shares deposited pursuant to the Offer, but any such transfer will not relieve the Offeror of its obligations under the Offer and in no way will prejudice the rights of the Depositing Shareholders to receive payment for Shares validly deposited and accepted for payment pursuant to the Offer. In addition, the Offeror reserves the right to sell, following completion of the Offer, to one or more persons affiliated or associated with it or to third persons, any portion of the Shares acquired under the Offer.

Dated: December 23, 2013

MARLIN GOLD MINING LTD.

By: (signed) “John Brownlie”
Chief Executive Officer

CIRCULAR

            This Circular is furnished in connection with the accompanying Offer dated December 23, 2013 by the Offeror to purchase any or all Shares. The terms and conditions of the Offer, the Letter of Acceptance and Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of its terms and conditions, including details as to deposit, acceptance and payment arrangements and withdrawal rights.

            The information concerning Animas contained in the Offer Documents has been taken from or based upon publicly available documents and records on file with the Securities Regulatory Authorities and other public sources at the time of the Offer, unless otherwise indicated, and has not been independently verified by the Offeror. Although the Offeror does not have any knowledge that would indicate that any of the statements contained in this document and taken from or based on such public documents, records and sources are untrue or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of such information, or for any failure by Animas to disclose publicly facts, events or acts that may have occurred or come into existence or that may affect the significance or accuracy of any such information and that are unknown to the Offeror. Unless otherwise indicated, information concerning Animas is given as at December 23, 2013.

1.        The Offeror

            Marlin was incorporated under the BCBCA on June 9, 2000 as Nunamin Explorations Ltd. Marlin transitioned to the new BCBCA on September 15, 2004 whereupon its constating documents became referred to as a Notice of Articles and Articles. On September 15, 2004, Marlin changed its name to “Oro Gold Resources Ltd.” and changed its authorized capital to an unlimited number of shares and an unlimited number of preferred shares, each without par value. On October 22, 2010, Marlin changed its name to “Oro Mining Ltd.” On November 19, 2012, Marlin changed its name to the current “Marlin Gold Mining Ltd.” Marlin’s shares are listed for trading on the TSX-V under the symbol “MLN”. Marlin’s registered address is suite 250 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.

            Marlin has properties located in Sinaloa and Zacatecas, Mexico. Marlin’s priority is to advance its properties toward production. The La Trinidad property, which hosts the Taunus gold deposit, continues to be the priority focus of Marlin’s development activities and is on track to be in production by early 2014. A complete NI 43-101 resource estimate and preliminary economic assessment for the Taunus deposit can be found at www.sedar.com or at www.marlingold.com.

            As at the date hereof, no Shares or warrants of Animas are owned by the Offeror, the directors and officers of the Offeror and, after reasonable enquiry, any insider of the Offeror or any associate or affiliate of any of the foregoing persons.

2.        Animas

            Animas was incorporated on June 29, 2006 under the BCBCA and trades under the symbol “ANI” on the TSX-V. Its registered office is suite 2600 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1. Animas is primarily engaged in the acquisition and exploration of mineral properties and its principal property is the Santa Gertrudis Gold Project.

Certain Reporting and Disclosure Requirements

            Animas is a “reporting issuer” or equivalent in the Canadian provinces of British Columbia and Alberta and files its continuous disclosure documents and other documents with the Canadian provincial Securities Regulatory Authorities. Such documents are available through the website maintained by The Canadian Depositary for Securities Limited at www.sedar.com. Animus’ Shares are also registered as a class under section 12(g) of the Exchange Act, and, accordingly, Animus is also subject to the reporting requirements of section 13(a) of the Exchange Act, and the rules promulgated thereunder.

            Pursuant to the provisions of the Securities Laws of various provinces of Canada, the directors of Animas must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Animas subsequent to the date of the most recently published financial statements of Animas.

Shares

            Based on information contained in the Animas Public Disclosure Record, as at October 31, 2013, there were 71,630,884 Shares outstanding (93,765,884 on a fully-diluted basis).

            The Shares are listed and posted for trading on Tier 2 of the TSX-V under the stock symbol “ANI”. The closing price of the Shares on the TSX-V on December 6, 2013, the last trading date prior to the announcement of the Offer and two days following the announcement by Animas of the GoGold Transaction, was $0.04. The Offer price represents a premium of 150% over the closing price of the Shares on the TSX-V on December 6, 2013 and a premium of 168% over the 20-day volume-weighted average closing price of the Shares as at December 6, 2013.

            Animas is authorized to issue an unlimited number of Shares without par value. Shares include associated SRP Rights under the Shareholder Rights Plan.

3.        Background to the Offer

            Animas announced that it had entered into an initial letter of intent with GoGold regarding the sale of the Santa Gertrudis Gold Project on November 25, 2013. On November 27, 2013, Marlin made a far superior proposal to Animas as follows:

  $5 million payable in cash on closing of the acquisition;

  a 3% net smelter returns royalty for gold and silver and a 2% net smelter royalty for all other metals on the Santa Gertrudis Gold Project (the “NSR”), calculated and paid before any tax, VAT or withholding tax. Marlin would have the right to purchase one-third of the NSR at any time for $5 million; and

  starting January 1, 2017, a minimum advance royalty of $250,000 for a period of 4 years in the case the mine is not in production. These advance royalty payments would be credited against any payments of the NSR.

            Animas advised Marlin that its board of directors has determined that the offer was in fact superior, that the letter of intent with GoGold contained right to match provisions, and that they would respond to Marlin’s proposal once the period of time in which GoGold could match the proposal had passed. By way of press releases issued by Animas and GoGold on December 4, 2013, Marlin learned that GoGold had matched the Marlin offer and entered into the GoGold Agreement with Animas. The GoGold Agreement does not include customary “fiduciary out” provisions that would entitle the board of directors of Animas to fulfill their fiduciary duties to consider and accept a superior proposal. The GoGold Agreement also contemplated that Animas would deliver to GoGold written consents of Shareholders to the GoGold Transaction representing not less than 50.1% of the issued and outstanding Shares, rather than calling a special meeting of Shareholders to consider the GoGold Transaction. All further overtures by Marlin to Animas with respect to a potentially superior offer to the GoGold Transaction have been rebuffed by Animas’ management.

            As Marlin was unsuccessful in engaging Animas’ management in further discussions regarding a potentially superior offer to the GoGold Transaction (to the benefit of the Shareholders), Marlin felt compelled to present its proposal directly to the Shareholders. Following the public announcement of the Offer on December 9, 2013, Animas scheduled a special meeting on February 7, 2014 to seek Shareholder approval of the GoGold Transaction.

4.        Purpose of the Offer and the Offeror’s Plans for Animas

            The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, Animas. If the Offer is complete but Marlin does not then own 100% of the Shares, Marlin currently intends to acquire any Shares not deposited in connection with the Offer in a second-step transaction. This transaction will take the form of a Compulsory Acquisition or Subsequent Acquisition Transaction.

            If the Offer is accepted and Marlin acquires all of the outstanding Shares, Marlin intends to work towards permitting, development, construction and restarting gold production at the Santa Gertrudis Gold Project. It is anticipated that the current management of Marlin will manage Animas in place of Animas’ current management and that the Board of Directors will be replaced by nominees of Marlin. If permitted by applicable law, subsequent to completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, Marlin intends to apply to delist the Shares from the TSX-V.

5.        Treatment of Animas Options and Warrants

            The Offer is made only for Shares and is not made for any options, warrants or other rights to acquire Shares. Any holder of such options, warrants or other rights to acquire Shares who wishes to accept the Offer should, to the extent permitted by their terms and applicable law, fully exercise, exchange or convert their options, warrants or other rights in order to obtain certificates representing Shares that may be deposited in accordance with the terms of the Offer. Any such exercise or exchange must be made sufficiently in advance of the Expiry Date to ensure such holders that they will have certificates representing Shares available for deposit prior to the Expiry Date in accordance with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance”.

            See Section 14 of this Circular, “Acquisition of Shares Not Deposited Under the Offer”.

            Shareholders who deposit their Shares will be deemed to have deposited the SRP Rights associated with such Shares. No additional payment will be made for the SRP Rights and no amount of consideration to be paid by the Offeror for the Shares will be allocated to the SRP Rights.

            The tax consequences to holders of Animas options and warrants of exercising or not exercising their options and warrants are not described in this Circular. Holders of Animas options and warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their Animas options and warrants.

6.        Source of Funds

            The Offeror estimates that if it acquires all of the Shares not presently owned by the Offeror or its affiliates pursuant to the Offer, the total amount of cash required for the purchase of such Shares (on an undiluted basis) will be approximately $7,163,088.40. The Offeror has sufficient funds on hand to fund the Offer. The Offeror’s obligation to purchase the Shares tendered in the Offer is not subject to any financing condition.

7.        Ownership of and Trading in Securities of Animas

            No securities of Animas, including the Shares, have been traded during the six-month period preceding the date of the Offer by the Offeror, by the directors or officers of the Offeror, to the knowledge of the directors or senior officers of the Offeror, after reasonable enquiry, by (a) any insider of the Offeror (other than a director or officer of the Offeror), (b) any associate or affiliate of an insider of the Offeror, or (c) any person acting jointly or in concert with the Offeror.

8.        Commitments to Acquire Securities of Animas

            Except pursuant to the Offer, neither the Offeror nor any director or officer of the Offeror nor, to the knowledge of the directors and senior officers of the Offeror after reasonable enquiry, (a) any insider of the Offeror (other than a director or officer of the Offeror), (b) any associate or affiliate of an insider of the Offeror, or (c) any person acting jointly or in concert with the Offeror, have entered into any commitments to acquire any securities of Animas.

9.        Agreements, Commitments or Understandings

            There are no agreements, commitments or understandings made or proposed to be made between the Offeror, on the one hand, and any of the directors or officers of Animas or any of its subsidiaries, as applicable, on the other, and, without limiting the generality of the foregoing, no payments or other benefits are proposed to be made or given by the Offeror to any of the directors or officers of Animas by way of compensation for loss of office or remaining in or retiring from office if the Offer is successful.

            There are no agreements, commitments or understandings relating to the Offer made or proposed to be made between the Offeror and Animas or any security holder of Animas.

            The Offeror is not aware of and does not have access to any other agreements, commitments or understandings that could affect control of Animas and that can reasonably be regarded as material to a Shareholder in deciding whether or not to deposit Shares under the Offer.

10.      Material Changes and Other Information Concerning Animas

            The Offeror does not have any information that indicates any material change has occurred in the affairs of Animas since the date of the last published financial statements of Animas other than the announcement of the GoGold Transaction and the making of the Offer and as has been publicly disclosed by Animas. The Offeror does not have any knowledge of any material fact concerning securities of Animas that has not been previously generally disclosed by Animas or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

11.      Price Range and Trading Volumes of the Shares

            The Shares are listed and posted for trading on Tier 2 of the TSX-V under the symbol “ANI”. Based on information contained in the Animas Public Disclosure Record, as at October 31, 2013, there were approximately 71,630,884 Shares outstanding (approximately 93,765,884 on a fully-diluted basis). The following table sets forth the high and low closing prices and average volumes of the Shares traded on the TSX-V for the periods indicated:(1)

	PRICE RANGE OF SHARES
DATE	HIGH-PRICE	LOW-PRICE	VOLUME
2013
June	$0.065	$0.050	210,880
July	$0.060	$0.040	859,205
August	$0.040	$0.030	610,000
September	$0.080	$0.025	406,721
October	$0.045	$0.025	347,266
November	$0.040	$0.025	726,100
December 1-17	$0.085	$0.03	1,488,700

Note:
(1) Share price information in the above table was obtained from TSX-V E-Review.

            At the close of business on December 6, 2013, the last business day prior to the announcement of the Offer and two days following the announcement by Animas of the GoGold Transaction, the closing sale price of the Shares on the TSX-V was $0.04. Shareholders are urged to obtain current market quotations for the Shares.

12.      Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer

            The purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Shares acquired by the Offeror, could materially adversely affect the liquidity and market value of any remaining Shares held by the public.

            The rules and regulations of the TSX-V establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Shares from the TSX-V. Among such criteria is the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares publicly held. Depending on the number of Shares purchased under the Offer, it is possible that the Shares would fail to meet the criteria for continued listing on the TSX-V. If this were to happen, the Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Shares. If permitted by applicable laws, subsequent to completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Shares from the TSX-V. If the Shares are delisted from the TSX-V, the extent of the public market for the Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, whether Animas remains subject to public reporting requirements in Canada and other factors.

13.      Regulatory Matters

            Based upon an examination of the information available to the Offeror, the Offeror believes that the Offer is not subject to review under Part IV of the Investment Canada Act, nor is the Offer subject to pre-merger notification under Part IX of the Competition Act (Canada).

            The Offeror is not aware of any licenses or regulatory permits that appear to be material to the business of Animas which might be adversely affected by the Offeror’s acquisition of the Shares pursuant to the Offer or of any approval or other action by any federal, provincial, state or foreign government or administrative agency that would be required prior to the acquisition of Shares pursuant to the Offer.

14.      Acquisition of Shares not Deposited under the Offer

            It is the Offeror’s intention that, if it takes up and pays for Shares deposited under the Offer, it will enter into one or more transactions to enable Marlin or an affiliate of Marlin to acquire all Shares not acquired pursuant to the Offer. There is no assurance that any such transaction will be completed.

Compulsory Acquisition

            If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the Shares to which the Offer relates, other than Shares held at the date of the Offer by, or by a nominee for, the Offeror or its affiliates, the Offeror intends, subject to compliance with all applicable laws, to acquire (the “Compulsory Acquisition”) all the remaining Shares on the same terms that the Shares were acquired pursuant to the Offer, pursuant to the provisions of Section 300 of the BCBCA.

            To exercise such statutory right, the Offeror must send notice (the “Offeror’s Notice”) to each holder of Shares to whom the Offer was made but who did not accept the Offer (each, a “Remaining Shareholder”) within five months after the date of the Offer that the Offeror wants to acquire such Shares. If the Offeror’s Notice is sent to a Remaining Shareholder under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Shares of that Remaining Shareholder that were involved in the Offer for the same price and on the same terms contained in the Offer, unless the Supreme Court of British Columbia (the “Court”) orders otherwise on an application made by the Remaining Shareholder within two months after the date of the Offeror’s Notice. Pursuant to any such application, the Court may fix the price and terms of payment for the Shares held by the Remaining Shareholder and make any such consequential orders and give such directions as the Court considers appropriate. Unless the Court orders otherwise, the Offeror must, not earlier than two months after the date of the Offeror’s Notice, send a copy of the Offeror’s Notice to Animas and must pay or transfer to Animas the amount of cash or other consideration representing the price payable by the Offeror for the Shares that are referred to in the Offeror’s Notice. On receiving the copy of the Offeror’s Notice and the amount of cash or other consideration representing the price payable for the Shares referred to in the Offeror’s Notice, Animas will be required to register the Offeror as a Shareholder with respect to those Shares. Any such amount received by Animas for the Shares must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Animas, or by a trustee approved by the Court, in trust for the persons entitled to that sum.

            Section 300 of the BCBCA also provides that if the Offeror has not sent the Offeror’s Notice to a Remaining Shareholder within one month after becoming entitled to do so, the Offeror must send a written notice to each Remaining Shareholder stating that the Remaining Shareholder, within three months after receiving such notice, may require the Offeror to acquire the Shares of that Remaining Shareholder that were involved in the Offer. If the Remaining Shareholder requires the Offeror to acquire its Shares in accordance with these provisions, the Offeror must acquire those Shares for the same price and on the same terms contained in the Offer.

            The foregoing is a summary only of the rights of Compulsory Acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Section 300 of the BCBCA. See Section 300 of the BCBCA, a copy of which is attached as Schedule A to this Circular, for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which a Remaining Shareholder’s rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

            See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations” for a discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Subsequent Acquisition Transaction

            If Marlin takes up and pays for Shares validly deposited under the Offer, Marlin intends to take such action as is necessary, including causing a special meeting of Shareholders to be called, to consider a statutory arrangement involving Animas and Marlin, or a subsidiary of Animas or an affiliate of Marlin, for the purpose of enabling Marlin or an affiliate of Marlin to acquire all Shares not acquired pursuant to the Offer (a ”Subsequent Acquisition Transaction”). Under such a Subsequent Acquisition Transaction, Animas may continue as a separate subsidiary of Marlin following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Shares acquired pursuant to the Offer. If Marlin takes up and pays for 66 2 / 3 % of the Shares issued and outstanding on a fully-diluted basis, under the Offer, Marlin will own sufficient Shares to effect a Subsequent Acquisition Transaction. Marlin reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

            MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Shares will be a “business combination” under MI 61-101. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction.

            MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Animas and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the Expiry Date provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering securityholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the Circular (and which disclosure has been provided herein). The Offeror expects that these exemptions will be available.

            Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the BCBCA require the approval of 66 2 / 3 % of the votes cast by holders of the outstanding Shares at a meeting dully called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required securityholder approval, in order to complete a business combination, the approval of a simple majority of the votes cast by “minority” holders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. If, however, following the Offer, the Offeror is the registered holder of 90% or more of the Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Shareholders.

            In relation to the Offer and any business combination, the “minority” Shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than the Offeror, any interested party (within the meaning of MI 61-101), a “related party” of an “interested party”, unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither “interested parties” nor “issuer insiders” (in each case within the meaning of MI 61-101) of the issuer, and any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Shares acquired under the Offer as “minority” shares and vote them, or to consider them voted, in favour of such business combination if, among other things (a) the business combination is completed not later than 120 days after the Expiry Date; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (c) certain disclosure is provided in the Circular (and which disclosure is provided herein); and (d) the Shareholder who tendered such Shares to the Offer was not (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer, (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Shares.

            The Offeror currently intends (x) that the consideration offered per Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to Shareholders under the Offer; (y) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Date; and (z) to cause any Shares acquired under the Offer to be voted in favour of any such Subsequent Acquisition Transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

            Any Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Shares. The exercise of such right of dissent, if certain procedures are complied with by the Shareholder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Shares. The fair value so determined could be more or less than the amount paid per Share pursuant to such transaction or pursuant to the Offer.

            If Marlin proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, or cannot otherwise complete a Subsequent Acquisition Transaction, Marlin will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable laws, purchasing additional Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Animas, or taking no further action to acquire additional Shares. Any additional purchases of Shares could be at a price greater than, equal to or less than the value of the consideration to be paid for Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Marlin may sell or otherwise dispose of any or all Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Marlin, which may vary from the terms and the value of the consideration to be paid for Shares under the Offer.

            The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 16 of this Circular, “Certain Canadian Federal Income Tax Considerations”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

            On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Québec, introducing harmonized requirements for enhanced disclosure, independent valuations and minority securityholder approval for specified types of transactions. See “Subsequent Acquisition Transaction” above.

            Certain judicial decisions may be considered relevant to any business combination that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances, granted preliminary injunctions to prohibit transactions involving business combinations. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority Shareholders.

            Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

15.      Shareholder Rights Plan

            The following is only a summary of the material provisions of the Shareholder Rights Plan of Animas obtained exclusively from Animas’ publicly available disclosure and is not meant to be a substitute for the information in the Shareholder Rights Plan.

            The Board of Directors adopted a Shareholder Rights Plan that was confirmed by the Shareholders at its annual and special meeting held on June 17, 2008 and was re-confirmed by the Shareholders at the annual and special meeting held on June 3, 2011. Animas publicly filed a copy of the Shareholder Rights Plan on SEDAR at www.sedar.com. Set out below is a description of the Shareholder Rights Plan based exclusively on publicly available disclosure filed by Animas with the Canadian securities regulatory authorities.

            Pursuant to the Shareholder Rights Plan, Animas issued one SRP Right in respect of each Share outstanding as of the date of the Shareholder Rights Plan and authorized the issue of one SRP Right for each Share issued thereafter. The SRP Rights are attached to the Shares and are not exercisable until the “Separation Time”, which is defined in the Shareholder Rights Plan to mean the close of business on the eighth trading day after the earlier of: (i) the date of first public announcement by Animas or an “Acquiring Person” (as defined herein) that an Acquiring Person has become such; (ii) the date of the commencement of or first public announcement of the intent of any person to commence a “Take-Over Bid” (as defined in the Shareholder Rights Plan) other than a “Permitted Bid” (as defined in the Shareholder Rights Plan) or a “Competing Permitted Bid” (as defined in the Shareholder Rights Plan); and (iii) the date upon which a Take-Over Bid ceases to be a Permitted Bid or Competing Permitted Bid, or such later date as may be determined by the Board of Directors.

Rights Exercise Privilege

            After a person acquires 20% or more of the Shares or commences a take-over bid to acquire Shares, other than by way of a Permitted Bid, the SRP Rights will separate and trade separately from the Shares and will be exercisable. The acquisition by any person (the “Acquiring Person”) of 20% or more of the Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”.

            Eight business days after the occurrence of a Flip-in Event, each SRP Right (other than those held by the Acquiring Person) will permit its holder to purchase $40 worth of Shares for $20 (i.e., at a 50% discount).

Permitted Bids

            The requirements for a Permitted Bid include the following:

(a)	the take-over bid must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all holders of Shares;

(c)

Shares tendered pursuant to the take-over bid may be taken up only after the expiry of not less than 60 days and then only if at such time more than 50% of the Shares held by Shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (“Independent Shareholders”) have been tendered to the take-over bid and not withdrawn;

(d)	Shareholders who tender their Shares to the take-over bid must be permitted to withdraw their Shares prior to the Shares being taken up and paid for; and

(e)

if more than 50% of the Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Shares for an additional 10 business days from the date of such public announcement.

            The Shareholder Rights Plan allows for a competing Permitted Bid (a “Competing Bid”) to be made while a Permitted Bid is in existence. A Competing Bid must satisfy all the requirements of the Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

            Under the Shareholder Rights Plan, the Board of Directors has the discretion prior to the occurrence of a Flip-In Event that would occur by reason of a Take-Over Bid made by means of a take-over bid circular sent to all holders of Shares, to waive the application of the plan to such Flip-In Event, provided that such waiver shall also be deemed to be a waiver in respect of any other Flip-In Event made by means of a take-over bid circular to all holders of Shares.

16.      Certain Canadian Federal Income Tax Considerations

            The following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of Shares pursuant to the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction and who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), and at all relevant times, holds the Shares as capital property, and both deals at arm’s length and is not affiliated with the Offeror or Animas (a “Holder”). Generally, the Shares will constitute capital property to a Holder unless the Holder holds such Shares in the course of carrying on a business of trading or dealing in securities or as part of an adventure or concern in the nature of trade.

            This summary is not applicable to a Holder (i) that is a “financial institution” (as defined in the Tax Act for the purposes of the “mark-to-market” rules), (ii) that is a “specified financial institution” (as defined in the Tax Act), (iii) an interest in which is a “tax shelter investment” for purposes of the Tax Act, (iv) that has elected under section 261 of the Tax Act to report its Canadian tax results in a currency other than the Canadian currency or (v) that acquired Shares pursuant to the exercise of an employee stock option or other equity-based employment compensation plan. All such Holders should consult their own tax advisors.

            This summary is based on the current provisions of the Tax Act and regulations thereunder and counsel’s understanding of the current administrative practices and assessing policies of the CRA published in writing prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in the administrative practices or assessing policies of the CRA, nor does it take into account or consider any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

            This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders are urged to consult their own tax advisors having regard to their own particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Shareholders Resident in Canada

            The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act is, or is deemed to be, resident in Canada (a “Resident Holder”). A Resident Holder whose Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to deem such Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years to be capital property. A Resident Holder whose Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Shares Disposed of Pursuant to the Offer

            A Resident Holder who disposes of Shares pursuant to the Offer will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the Shares exceed (or are less than) the aggregate of the adjusted cost base of the Shares to the Resident Holder immediately before the disposition and any reasonable costs of disposition.

            Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized in the year by such Resident Holder. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such year to the extent and under the circumstances described in the Tax Act.

            The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share may be reduced by the amount of any dividends previously received (or deemed to have been received) by the Resident Holder on such Share (and in certain circumstances a share exchanged for such Share), subject to and in accordance with the provisions of the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

            Capital gains realized by individuals and certain trusts may give rise to a liability for minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

            A Resident Holder that is throughout the year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income including taxable capital gains.

Compulsory Acquisition

            As described in Section 14 of the Circular, “Acquisition of Shares not Deposited Under the Offer — Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire Shares not deposited under the Offer pursuant to a Compulsory Acquisition. The tax consequences to a Resident Holder who disposes of Shares pursuant to a Compulsory Acquisition will be the same as described above under “Shares Disposed of Pursuant to the Offer”.

            A Resident Holder who dissents and obtains an order of a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from the Offeror for its Shares will be considered to have disposed of the Shares for proceeds of disposition equal to the amount received (not including the amount of any interest awarded by the court). As a result, such Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Shareholders Resident in Canada —Shares Disposed of Pursuant to the Offer”. Any interest awarded to a dissenting Resident Holder by the court must be included in computing such Resident Holder’s income for purposes of the Tax Act.

Subsequent Acquisition Transaction

            As described in 14 of the Circular, “Acquisition of Shares not Deposited — Subsequent Acquisition Transaction”, if the compulsory acquisition provisions of Section 300 of the BCBCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares. The Offeror may propose to carry out a Subsequent Acquisition Transaction by means of a proposed arrangement, amalgamation, merger, reorganization or other capital reorganization. The tax consequences of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may include a capital gain or capital loss and/or a deemed dividend.

            A Resident Holder will be required to include in computing its income for a taxation year any dividends deemed received as a result of a Subsequent Acquisition Transaction, subject to the potential application of subsection 55(2) of the Tax Act to Resident Holders that are corporations (discussed below). Such dividends deemed to be received by a Resident Holder that is a corporation will generally be deductible in computing the Resident Holder’s taxable income. A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends deemed to be received as a result of a Subsequent Acquisition Transaction to the extent that such dividends are deductible in computing the Holder’s taxable income. All or part of any deemed dividend received by a Resident Holder that is a corporation as a result of a Subsequent Acquisition Transaction may in certain circumstances be deemed not to be a dividend pursuant to subsection 55(2) of the Tax Act, and may instead be treated as proceeds on the disposition of the Shares for the purposes of computing the Resident Holder’s capital gain or capital loss. In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for dividends designated as “eligible dividends” (as defined in the Tax Act). There can be no assurance that any deemed dividend will be an eligible dividend.

            Resident Holders should consult their own tax advisors for advice with respect to the tax consequences to them of disposing of Shares pursuant to a Subsequent Acquisition Transaction.

Qualified Investment - Delisting of Shares Following Completion of the Offer

            As described in Section 12 of the Circular, “Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer”, the Shares may cease to be listed on the TSX-V following completion of the Offer and may not be listed on the TSX-V at the time of their disposition by a Resident Holder pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Resident Holders are cautioned that the Shares may cease to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, deferred profit sharing plans, registered disability savings plans and tax-free savings accounts if the Shares cease to be listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes Tier 2 of the TSX-V) and Animas ceases to be a “public corporation” for the purposes of the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Shareholders Not Resident in Canada

            The following portion of this summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada, and does not use or hold, and is not deemed to use or hold, Shares in connection with a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to certain Shareholders that are insurers carrying on an insurance business in Canada and elsewhere.

Disposition of Shares Pursuant to the Offer or a Compulsory Acquisition

            A Non-Resident Holder who disposes of Shares under the Offer or a Compulsory Acquisition will realize a capital gain or a capital loss generally calculated in the manner described above under “Shareholders Resident in Canada — Shares Disposed of Pursuant to the Offer”. A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Shares pursuant to the Offer or Compulsory Acquisition unless the Shares constitute “taxable Canadian property” that is not “treaty-protected property” to the Non-Resident Holder at the time of disposition by the NonResident Holder.

            Provided the Shares are listed on a “designated stock exchange” (which includes the TSX-V), the Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at the time of disposition unless at any time during the 60-month period immediately preceding the disposition: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, or (c) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length held a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (ii) more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option in respect of, an interest in, or for civil law a right in, any such property, whether or not such property exists. The Shares may also be deemed to be taxable Canadian property of a Non-Resident Holder in certain circumstances.

            A Common Share will be treaty-protected property to a Non-Resident Holder if, under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident, the Non-Resident Holder is exempt from tax under Part I of the Tax Act on the gain realized on the disposition of the Common Share.

            In the event that Shares constitute taxable Canadian property and not treaty-protected property to a particular NonResident Holder, the tax consequences as described above under “Shareholders Resident in Canada — Shares Disposed of Pursuant to the Offer” will generally apply. Non-Resident Holders whose Shares constitute taxable Canadian property should consult with their own tax advisors.

            Interest awarded by the court and paid or credited to a Non-Resident Holder who obtains an order of the court in respect of a Compulsory Acquisition will generally not be subject to Canadian withholding tax, provided that the interest is not a “participating debt interest”, as defined in the Tax Act.

Disposition of Shares Pursuant to a Subsequent Acquisition Transaction

            As described in Section 14 of the Circular, “Acquisition of Shares not Deposited — Subsequent Acquisition Transaction”, if the compulsory acquisition provisions of Section 300 of the BCBCA are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares. The Offeror may propose to carry out a Subsequent Acquisition Transaction by means of a proposed arrangement, amalgamation, merger, reorganization or other capital reorganization. The tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may include a capital gain or capital loss and/or a deemed dividend.

            Any deemed dividend received by a Non-Resident Holder as a result of a Subsequent Acquisition Transaction will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under an applicable income tax convention. For example, under the Canada - U.S. Income Tax Convention (1980) (the “Convention”), where dividends are paid to or derived by a Non-Resident Holder who is the beneficial owner of the dividends and is a U.S. resident for purposes of, and who is entitled to benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax on such dividends is generally reduced to 15%.

            Non-Resident Holders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

Delisting of Shares Following Completion of the Offer

            As described in Section 12 of the Circular, “Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer”, the Shares may cease to be listed on the TSX-V following the completion of the Offer and may not be listed on such exchange at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Holders are cautioned that if, at the time of disposition, the Shares are not listed on a designated stock exchange (which currently includes the TSX-V), the Shares may be taxable Canadian property for NonResident Holders. If this is the case, Non-Resident Holders will be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition (unless the Shares constitute treaty-protected property, as described above); and the notification and withholding provisions of Section 116 of the Tax Act will apply to Non-Resident Holders in which case the Offeror may be required to deduct or withhold an amount from any payment made to a Non-Resident Holder in respect of the acquisition of Shares.

            A Non-Resident Holder who disposes of taxable Canadian property may be required to file a Canadian income tax return for the year in which the disposition occurs. Non-Resident Holders should consult with their own tax advisors.

            Without limiting the generality of the foregoing, the Offeror is not providing any United States income tax advice to Shareholders resident in the United States, or otherwise subject to U.S. tax laws. If any U.S. Shareholder fails to provide the Depositary with the information solicited on a substitute Form W-9, or fails to certify that it is not subject to U.S. backup withholding, the Depositary may be required to withhold U.S. income tax from the payments of the purchase price to such Shareholder. Such persons are solely responsible for determining the tax consequences of participating in the Offer and are urged to consult their own tax advisors regarding the tax consequences of participating in the Offer in light of their particular circumstances, including the tax consequences under state, local and non-United States tax law and the possible effects of changes in tax law.

17.      Acceptance of the Offer

            After reasonable inquiry, the Offeror has no knowledge regarding whether any Shareholder will accept the Offer.

18.      Benefits from the Offer

            To the knowledge of the Offeror, there are no direct or indirect benefits of accepting or refusing to accept the Offer that will accrue to (a) any director, senior officer or other insider of Animas or any associate or affiliate of any such director, senior officer or other insider, (b) any associate or affiliate of Animas, (c) any insider of the Offeror, or (d) any person or company acting jointly or in concert with the Offeror, other than those that will accrue to Shareholders generally.

19.      Expenses of the Offer

            The Offeror estimates that the amount required to be paid by the Offeror for related fees and expenses, including legal, financial, advising, accounting, filing and printing costs, and the cost of preparing and mailing the Offer, will be approximately $200,000. The expenses of the Offeror incurred in connection with the Offer will be borne by the Offeror.

20.      Legal Matters and Legal Proceedings

            Certain legal matters relating to the Offer will be passed upon on behalf of the Offeror by Blake, Cassels & Graydon LLP.

21.      Interests of Experts

            As at the date hereof, to the knowledge of the Offeror, the partners and associates of Blake, Cassels & Graydon LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding Shares and less than 1% of the outstanding common shares of the Offeror.

22.      Depositary

            Computershare Investor Services Inc. has been retained as the Depositary.

            The Depositary may contact Shareholders by mail, telephone, telecopy, other electronic communication and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. Enquiries concerning the information in the Offer Documents should be directed to the Depositary’s toll-free number in North America at 1-800-564-6253 or at 1-514-982-7555.

            The Depositary will: (a) receive reasonable and customary compensation from the Offeror for the respective services they provide in connection with the Offer; (b) be reimbursed for certain out-of-pocket expenses in connection therewith; and (c) be indemnified against certain liabilities and expenses in connection therewith.

            Except as expressly set forth in the Offer Documents, no broker, dealer, bank or trust company shall be deemed to be an agent of the Offeror or the Depositary for the purposes of the Offer.

23.      Other Matters Relating to the Offer

            No fee or commission will be payable by Shareholders to the Offeror for the deposit of Shares under the Offer. However, a Depositing Shareholder’s broker or other nominee may charge a fee or commission in connection with the Offer. Shareholders should contact their broker or other nominee for information on any such fees and commissions that are payable.

24.      Offerees’ Statutory Rights

            Securities legislation in the provinces and territories of Canada provide Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer. Such rights may in certain cases need to be exercised through CDS on behalf of a Shareholder. Shareholders should accordingly also contact their broker or other nominee for assistance as required.

25.      Directors’ Approval

            The contents of the Offer and Circular have been approved, and the sending of the Offer and Circular to the shareholders has been authorized by the board of directors of the Offeror.

CONSENT OF COUNSEL

To:      The Board of Directors of Marlin Gold Mining Ltd.

            We hereby consent to the reference to our name under the headings “Legal Matters and Legal Proceedings” and “Interests of Experts” in the Circular accompanying the Offer dated December 23, 2013 made by Marlin Gold Mining Ltd. to the holders of Shares.

Vancouver, British Columbia, Canada	(Signed) BLAKE, CASSELS & GRAYDON LLP
December 23, 2013

C-1

APPROVAL AND CERTIFICATE OF MARLIN GOLD MINING LTD.

            The contents of the Offer and Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by Marlin Gold Mining Ltd. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the shares which are the subject of the Offer.

DATED: December 23, 2013

(signed) John Brownlie	(signed) Priscilla Costa Lima
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Marlin Gold Mining Ltd.

(signed) Akiba Leisman	(signed) Cesar Gonzalez
Director	Director

C-2

APPENDIX A
SECTION 300 OF THE BUSINESS CORPORATIONS ACT
(BRITISH COLUMBIA)
Acquisition procedures

300 (1) In this section:

"acquiring person" means a person who, under a scheme or contract, makes an acquisition offer, and includes 2 or more persons who, directly or indirectly,

(a) make an acquisition offer jointly or in concert, or

(b) intend to exercise jointly or in concert voting rights attached to shares for which an acquisition offer is made;

"acquisition offer" means an offer made by an acquiring person to acquire shares, or any class of shares, of a company;

"offeree", in respect of an acquisition offer, means a shareholder to whom the acquisition offer is made;

"subject company" means the company, shares or any class of shares of which are the subject of an acquisition offer.

(2) For the purposes of this section,

(a) every acquisition offer for shares of more than one class of shares is deemed to be a separate acquisition offer for shares of each class of shares, and

(b) each acquisition offer is accepted if, within 4 months after the making of the offer, the offer is accepted regarding the shares, or regarding each class of shares involved, by shareholders who, in the aggregate, hold at least 9/10 of those shares or of the shares of that class of shares, other than shares already held at the date of the offer by, or by a nominee for, the acquiring person or its affiliate.

(3) If an acquisition offer is accepted within the meaning of subsection (2) (b), the acquiring person may, within 5 months after making the offer, send written notice to any offeree who did not accept the offer, that the acquiring person wants to acquire the shares of that offeree that were involved in the offer.

(4) If a notice is sent to an offeree under subsection (3), the acquiring person is entitled and bound to acquire all of the shares of that offeree that were involved in the offer for the same price and on the same terms contained in the acquisition offer unless the court orders otherwise on an application made by that offeree within 2 months after the date of the notice.

(5) On the application of an offeree under subsection (4), the court may

(a) set the price and terms of payment, and

(b) make consequential orders and give directions the court considers appropriate.

(6) If a notice has been sent by an acquiring person under subsection (3) and the court has not ordered otherwise under subsection (4), the acquiring person must, no earlier than 2 months after the date of the notice, or, if an application to the court by the offeree to whom the notice was sent is then pending, at any time after that application has been disposed of,

(a) send a copy of the notice to the subject company, and

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(b) pay or transfer to the subject company the amount or other consideration representing the price payable by the acquiring person for the shares that are referred to in the notice.

(7) On receiving the copy of the notice and the amount or other consideration referred to in subsection (6), the subject company must register the acquiring person as a shareholder with respect to those shares.

(8) Any amount received by the subject company under this section must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by the subject company, or by a trustee approved by the court, in trust for the persons entitled to that sum.

(9) If the acquiring person has not, within one month after becoming entitled to do so, sent the notice referred to in subsection (3), the acquiring person must send a written notice to each offeree referred to in subsection (3) stating that the offeree, within 3 months after receiving the notice, may require the acquiring person to acquire the shares of that offeree that were involved in the acquisition offer.

(10) If an offeree requires the acquiring person to acquire the offeree's shares in accordance with subsection (9), the acquiring person must acquire those shares for the same price and on the same terms contained in the acquisition offer.

A-2

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or Courier

100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions
Toll-Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555
Facsimile: 1-905-771-4082
E-mail: corporateactions@computershare.com

Any questions regarding the Offer and requests for assistance in depositing Shares or for additional copies of the Offer, Circular, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery may be directed by the Shareholders to the Depositary at its telephone numbers and address set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before completing this Letter of Acceptance and Transmittal. The Depositary (see last page for address and telephone number) or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal.

LETTER OF ACCEPTANCE AND TRANSMITTAL

for deposit of common shares of

ANIMAS RESOURCES LTD.

Pursuant to the Offer dated December 23, 2013

by

MARLIN GOLD MINING LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 PM (EASTERN TIME) ON JANUARY 28, 2014 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED.

USE THIS LETTER OF TRANSMITTAL IF:
1.	YOU ARE DEPOSITING ONE OR MORE COMMON SHARE CERTIFICATES; OR
2.	YOU PREVIOUSLY DEPOSITED COMMON SHARES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY.

            This Letter of Acceptance and Transmittal (the “Letter of Transmittal”) is for use by the holders (the “Shareholders”) of common shares (the “Shares”) of Animas Resources Ltd. (“Animas”) in connection with the offer dated December 23, 2013 (the “Offer”) made by Marlin Gold Mining Ltd. (the “Offeror”) to acquire, for $0.10 per Share in cash, all of the issued and outstanding Shares of Animas not presently owned by the Offeror or any of its affiliates.

            The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal that are defined in the Offer and related circular dated December 23, 2013 (the “Circular”) have the respective meanings set out in the Offer and Circular.

            This Letter of Transmittal (or a manually executed facsimile hereof), properly completed and duly executed in accordance with the instructions set out below, together with all other required documents, must accompany share certificates representing the Shares deposited pursuant to the Offer (“Deposited Shares”) and must be received by Computershare Investor Services Inc. (the “Depositary”) before the Expiry Time at one of the offices listed below.

            Shareholders may also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, provided that confirmation of any book-entry transfer of Shares into the Depositary’s account at CDS is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. Shareholders, through their respective CDS participants, who accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms hereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

            Shareholders whose certificate(s) are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary before the Expiry Time must deposit their Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” by using the accompanying Notice of Guaranteed Delivery. See Instruction 2 in this Letter of Transmittal, “Procedure for Guaranteed Delivery”.

            Persons whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

            DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN ONE SET FORTH ON THE LAST PAGE OF THIS LETTER OF TRANSMITTAL WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THE LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND, IF YOU ARE A U.S. SHAREHOLDER, SEE INSTRUCTION 8 OF THIS LETTER OF TRANSMITTAL, “U.S. SHAREHOLDERS”.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

            The Offeror has filed with the U.S. Securities and Exchange Commission a tender offer statement on Schedule 14D-1F and other documents and information, including the Offer and Circular to Shareholders concerning the Offer.

            Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:	MARLIN GOLD MINING LTD.

AND TO:	COMPUTERSHARE INVESTOR SERVICES INC., as Depositary at its offices set out herein.

            The undersigned delivers to you the enclosed certificate(s) for Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

ANIMAS RESOURCES LTD. COMMON SHARES (Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the below form.)
Certificate Number(s) (if available)	Name(s) in which Registered (please print or type and fill in exactly as name(s) appear(s) on certificate)	Number of Shares Represented by Certificate	Number of Shares Deposited*

TOTAL:

*	Unless otherwise indicated, the total number of Shares evidenced by all certificates delivered will be deemed to have been deposited (see Instruction 7, “Partial Tenders”).

            The undersigned acknowledges receipt of the Offer and the Circular and acknowledges that acceptance of the Offer pursuant to the procedures set forth herein constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the Offeror taking up Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer and the following:

            IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer, the Circular and in this Letter of Transmittal, subject only to the provisions of the Offer regarding withdrawal rights, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and (unless deposit is to be made pursuant to the procedure for deposit by book-entry transfer set forth in Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”) delivers to you the enclosed certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, the undersigned hereby deposits, sells, assigns and transfers to, or upon the order of, the Offeror all of the right, title and interest of the undersigned in and to the Deposited Shares together with all rights and benefits arising therefrom, including the right to any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”), as well as the right of the undersigned to receive any and all Distributions.

            If, on or after the date of the Offer, Animas should declare or pay any Distribution(s) that is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer of Deposited Shares into the name of the Offeror, or its nominees or transferees, on the register maintained by or on behalf of Animas in respect of Shares following acceptance thereof by the Offeror for purchase pursuant to the Offer, then, without prejudice to the Offeror’s rights under Section 4 of the Offer, “Conditions of the Offer”, (a) in the case of any cash Distribution(s), the amount of the Distribution(s) will be received and held by the depositing Shareholder for the account of the Offeror until the Offeror pays for such Shares, and to the extent that such Distribution(s) do not exceed the purchase price per Share payable by the Offeror pursuant to the Offer, the purchase price per Share payable by the Offeror pursuant to the Offer shall be reduced by the amount of any such Distribution(s), (b) in the case of any non-cash Distribution(s), the whole of any such non-cash Distribution(s) will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer, and (c) in the case of any cash Distribution(s) in an amount that exceeds the purchase price per Share payable by the Offeror pursuant to the Offer, the whole of such cash Distribution(s) will be received and held by the depositing Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such Distribution(s) and may withhold the entire consideration payable by the Offeror pursuant to the Offer or deduct from the consideration payable by the Offeror pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

            The undersigned represents and warrants that (a) the person signing the Letter of Transmittal owns the Deposited Shares and has full power and authority to deposit, sell, assign and transfer the Deposited Shares and any Distributions being deposited to the Offer, (b) such person depositing the Deposited Shares and any Distributions, or on whose behalf such Deposited Shares and Distributions are being deposited, has good legal title to and is the beneficial owner of the Deposited Shares and Distributions within the meaning of applicable Securities Laws; (c) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (d) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (e) when the Deposited Shares and Distributions are taken up and paid for by the Offeror, the Offeror will acquire good title thereto, free and clear of all hypothecs, mortgages, liens, charges, restrictions, security interests, adverse claims, pledges and encumbrances of any nature or kind whatsoever.

            If, on or after the date of the Offer, Animas should divide, combine or otherwise change any of the Shares or its capitalization, or disclose that it has taken or intends to take any such action, the Offeror, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, may make such adjustments as it considers appropriate to the Offer price and the other terms of the Offer (including the type of securities offered to be purchased and the amounts payable therefor) to reflect that division, combination or other change.

            The execution of this Letter of Transmittal irrevocably constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares covered by the Letter of Transmittal (which Shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), certain officers of the Offeror and any other person designated by the Offeror in writing (each an “Appointee”) as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the Depositing Shareholder with respect to the Purchased Securities. This Letter of Transmittal authorizes an Appointee, in the name and on behalf of such Shareholder (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Animas; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of Animas; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other rights of a holder of Purchased Securities.

            The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any Distributions. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the undersigned unless the Deposited Shares are not taken up and paid for under the Offer. The undersigned also agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of Animas and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by the Offeror as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney-in-fact or attorney) or consents given by the undersigned with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by the undersigned with respect thereto.

            Each authority herein conferred or agreed to be conferred by the undersigned may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

            The undersigned covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror.

            Except as stated in Section 7 of the Offer, “Right to Withdraw Deposited Shares”, the deposit of Shares pursuant to this Letter of Transmittal is irrevocable.

            The undersigned instructs the Offeror and the Depositary, upon the Offeror taking up and paying for the Deposited Shares, to mail the cheque(s) by first class mail, postage prepaid, to the undersigned at the address specified by the undersigned herein, or if no such address is specified, to such address as shown on the registers maintained by or on behalf of Animas, or to hold such cheque(s) for pick-up, in accordance with the instructions given below. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

            All amounts payable by the Offeror for Deposited Shares will be in Canadian dollars.

            Pursuant to applicable Laws, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

            Under no circumstances will interest or other amounts accrue or be paid by the Offeror or the Depositary to depositing Shareholders on the purchase price of the Shares purchased by the Offeror, regardless of any delay in making such payment.

            If for any reason any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer or if certificates are submitted for more Shares than are deposited, any certificate(s) representing Deposited Shares that are not purchased will be returned to the depositing Shareholder, at the Offeror’s expense, as soon as practicable following the completion, termination or withdrawal of the Offer, by either (a) sending new certificates representing the Deposited Shares not purchased or returning the deposited certificates and other relevant documents (in the name of and to the address specified by the undersigned herein, or if such name or address is not so specified, in such name and to such address as shown on the register maintained by or on behalf of Animas) by first class mail, postage prepaid, or (b) in the case of Shares deposited by book-entry transfer of such Shares into the Depositary’s account at CDS, such Shares will be credited to the depositing Shareholder’s account maintained with CDS. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Deposited Shares from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Shares.

            The undersigned acknowledges and agrees that (a) all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance of any deposit of Shares will be determined by the Offeror, in its sole discretion, which determination will be final and binding on all parties; (b) the Offeror reserves the absolute right to reject any and all deposits of Shares determined by it not to be in proper form; (c) the Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer, or (ii) any defect or irregularity in any deposit of Shares; (d) no deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived; (e) none of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice; (f) the Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties; and (g) the Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in the Offer or herein.

            By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En utilisant la version anglaise de la lettre d’envoi, le soussigné est réputé demander que tout contrat découlant de l’offre acceptée au moyen de la présente lettre d’envoi et tous les documents connexes soient rédigés exclusivement en anglais.

SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

Signature guaranteed by:
(if required under Instruction 4, “Guarantee of Signatures”)	Date: ____________________________________________

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative
(See Instruction 3, “Signatures”)

Name of Guarantor	Name of Shareholder
(please print or type)	(please print or type)

Address of Guarantor	Name of Authorized Representative (if applicable)
(please print or type)	(please print or type)

Address of Shareholder or Authorized Representative
(please print or type)

Daytime telephone number and facsimile number of Shareholder or
Authorized Representative

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS (please print or type)	BLOCK B DELIVERY INSTRUCTIONS (please print or type)

ISSUE CHEQUE AND REGISTER SHARE CERTIFICATES IN THE NAME OF:	SEND CHEQUE (unless Block “D” is checked) AND RETURN SHARE CERTIFICATES TO:

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Telephone – Business Hours)	(Telephone – Business Hours)

(Social Insurance or Social Security Number)	(Social Insurance or Social Security Number)

BLOCK C U.S. TAXPAYER IDENTIFICATION NUMBER	BLOCK D SPECIAL PICK-UP INSTRUCTIONS

U.S. persons must provide their Taxpayer Identification Number	[ ] HOLD CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED

BLOCK E DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY (please print or type)

[ ] CHECK HERE IF SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name of Registered Holder ______________________________________________________________________________________

Date of Guaranteed Delivery _____________________________________________________________________________________

Name of Institution which Guaranteed Delivery _______________________________________________________________________

Window Ticket Number/Receipt (if any) _____________________________________________________________________________

BLOCK F ARE YOU A U.S. SHAREHOLDER? (MUST BE COMPLETED BY ALL SHAREHOLDERS) (See Instruction 8, “U.S. Shareholders”)

A “U.S. Shareholder” is any shareholder that is either (A) providing an address in Block B which is located within the United States or any territory in possession thereof, or (B) a United States person for United States federal income tax purposes.

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER:

[ ]	The owner signing this Letter of Transmittal represents that it IS NOT a U.S. Shareholder and IS NOT acting on behalf of a U.S. Shareholder.

[ ]	The owner signing this Letter of Transmittal IS a U.S. Shareholder or IS acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER, OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST SUBMIT A VALID AND COMPLETE IRS W-9 FORM, OR OTHERWISE PROPERLY CERTIFY THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING.

INSTRUCTIONS

1.	Use of the Letter of Acceptance and Transmittal

(a)

A properly completed and duly executed copy of this Letter of Transmittal (or a manually signed facsimile copy hereof), with the signature(s) guaranteed in accordance with the instructions herein, together with accompanying certificates representing the Deposited Shares, must be received by the Depositary at one of the offices specified below before 5:00 pm (Eastern time) on January 28, 2014 (the “Expiry Time”), unless the Offer is extended, withdrawn or varied or unless the procedures for guaranteed delivery set out in Instruction 2, “Procedure for Guaranteed Delivery” below are employed.

(b)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing such Shares.

2.	Procedure for Guaranteed Delivery

            If a Shareholder wishes to deposit Shares pursuant to the Offer and (i) the certificate(s) representing such Shares are not immediately available, or (ii) the certificate(s) and all other required documents cannot be delivered to the Depositary prior to the Expiry Time, those Shares may nevertheless be deposited validly under the Offer by utilizing the procedures contemplated by the Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution (as defined below);

(b)

a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile copy thereof), including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario prior to the Expiry Time; and

(c)

the certificate or certificates representing the Deposited Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy thereof) and all other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary by 5:00 p.m. (Eastern time) on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurs.

            The Notice of Guaranteed Delivery may be delivered by hand, couriered, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario, as specified in the Notice of Guaranteed Delivery, and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for the purposes of satisfying a guaranteed delivery.

            An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

3.        Signatures

            This Letter of Transmittal must be filled in and signed by the Shareholder accepting the Offer described above or by such Shareholder’s duly authorized representative (in accordance with Instruction 5, “Fiduciaries, Representatives and Authorizations” below).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if the payment is to be made in a name other than the registered owner(s), or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of Animas:

	(i)	such deposited certificate(s) must be endorsed or accompanied by an appropriate share transfer power of attorney, in each case duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed by an Eligible Institution as noted in Instruction 4, “Guarantee of Signatures” below.

4.        Guarantee of Signatures

            If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if the payment is to be made in a name other than the registered owner(s), or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of Animas, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.        Fiduciaries, Representatives and Authorizations

            Where this Letter of Transmittal or any certificate or share transfer power is executed by a person as or on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of their appointment and authority to act. Either the Offeror or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

6.        Delivery Instructions

            If any cheque(s) are to be sent to or, in respect of partial deposits of Shares, certificate(s) representing Shares are to be returned to, someone at an address other than the address of the Shareholder at it appears in Block A of this Letter of Transmittal, then Block B of this Letter of Transmittal should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing Shareholder at the address of such holder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such holder as it appears on the securities register maintained by or on behalf of Animas. Any cheque(s) mailed in accordance with the Offer and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

7.        Partial Tenders

            If less than the total number of Shares evidenced by any certificate submitted are to be deposited under the Offer, fill in the number of Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Shares not deposited will be sent to the registered holder, unless otherwise provided, as soon as practicable after the Expiry Time. The total number of Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated. If certificate(s) representing Shares not deposited to or purchased under the Offer are to be returned other than in the name of, and to the address of the registered owner(s), complete Block B of this Letter of Transmittal.

8.        U.S. Shareholders

            United States federal income tax law generally requires that a U.S. person who receives cash in exchange for Shares must provide the Depositary with his correct Taxpayer Identification Number (“TIN”), which, in the case of a Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may generally be obtained. To prevent backup withholding, each U.S. Shareholder must provide his correct TIN by completing and submitting an IRS Form W-9.

            Exempt holders (including, among others, most corporations) are not subject to information reporting and backup withholding requirements.

            The appropriate IRS Form W-9 may be obtained from the Depositary.

            A U.S. SHAREHOLDER WHO FAILS TO SUBMIT A PROPERLY COMPLETED IRS FORM W-9 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH SHAREHOLDER PURSUANT TO THE OFFER.

            TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY UNITED STATES FEDERAL TAX ADVICE CONTAINED HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) THE ADVICE IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTION OR THE MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

9.        Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. ‘John Doe’ and ‘J. Doe’) a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits will be accepted and no fractional Shares will be purchased. All depositing Shareholders, by execution of this Letter of Transmittal (or a manually signed facsimile copy hereof), waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by Law.

(d)

The Offer and all contracts resulting from the acceptance thereof will be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to an agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

(e)

The Offeror will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Shares pursuant to the Offer (other than to the Depositary), except as otherwise set forth in the Offer.

(f)

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for exchange of any deposit of Shares will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Shares determined by it not to be in proper form. The Offeror also reserves the absolute right to waive (i) any of the conditions of the Offer, or (ii) any defect or irregularity in any deposit of Shares. No deposit of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Offeror, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth in the Offer or herein.

(g)

Deposits of Shares will not be accepted from or on behalf of Shareholders in any jurisdiction in which the making or acceptance of this Offer would not be in compliance with the applicable laws of such jurisdiction.

(h)	Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

(i)

Additional copies of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge from the Depositary at any of the offices at the addresses listed below or may be found on www.sedar.com.

10.      Lost Certificates

            If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at its Toronto, Ontario office listed herein. The Depositary will forward such letter to the transfer agent for the Shares so that the transfer agent may provide replacement instructions. If a share certificate has been lost or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary or the transfer agent for the Shares may contact you. If your share certificate has been lost or destroyed, you must take the foregoing action sufficiently in advance of the Expiry Time in order to obtain a replacement certificate in sufficient time to permit the replacement certificate to be tendered to the Offer prior to the Expiry Time.

11.       Privacy Notice

            The Depositary is committed to protecting personal information that it receives. In the course of providing services to Shareholders and corporate clients, the Depositary receives certain non-public personal information from transactions it performs for Shareholders, forms Shareholders send it, other communications the Depositary has with Shareholders or their representatives, etc. This information could include a person’s name, address, social insurance number, securities holdings and other financial information. The Depositary uses this information to administer Shareholder accounts, to better serve the needs of Shareholders and clients and for other lawful purposes relating to its services. The Depositary has prepared a Privacy Code to tell Shareholders more about its information practices and how their privacy is protected. It is available on the Depositary’s website, www.computershare.com, or by writing the Depositary at one of its addresses listed below. The Depositary will use the information Shareholders are providing on this form in order to process their requests and will treat Shareholder signature(s) on this form as their consent to the above.

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or Courier

100 University Avenue
8th Floor
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions
Toll-Free: (North America) 1-800-564-6253
Overseas: 1-514-982-7555
Facsimile: 1-905-771-4082
E-mail: corporateactions@computershare.com

Any questions regarding the Offer and requests for assistance in depositing Shares or for additional copies of the Offer, Circular, Letter of Acceptance and Transmittal and Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary at its telephone number or address set out above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

THIS IS NOT A LETTER OF ACCEPTANCE AND TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for deposit of common shares of

ANIMAS RESOURCES LTD.

Pursuant to the Offer dated December 23, 2013 by

MARLIN GOLD MINING LTD.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 PM (EASTERN TIME) ON JANUARY 28, 2014 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED, WITHDRAWN OR VARIED.

USE THIS NOTICE OF GUARANTEED DELIVERY IF YOU WISH TO ACCEPT THE OFFER BUT
YOUR SHARE CERTIFICATES ARE NOT IMMEDIATELY AVAILABLE OR YOU ARE NOT ABLE TO
DELIVER YOUR SHARE CERTIFICATES TO COMPUTERSHARE INVESTOR SERVICES INC. (THE
“DEPOSITARY”) BEFORE THE EXPIRY TIME.

            This Notice of Guaranteed Delivery must be used to accept the offer dated December 23, 2013 (the “Offer”) made by Marlin Gold Mining Ltd. (the “Offeror”) for common shares (“Shares”) of Animas Resources Ltd. (“Animas”) only if a certificate or certificates representing the Shares to be deposited is/are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiry Time of the Offer. This Notice of Guaranteed Delivery may be delivered by hand, couriered, transmitted by electronic facsimile or mailed to the Depositary only at its principal office in Toronto, Ontario and must include a signature guarantee by an Eligible Institution as specified herein.

            The terms and conditions of the Offer are incorporated by reference into this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery that are defined in the Offer shall have the respective meanings set out in the Offer.

            The Depositary or your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery (see the last page of the Offer and Circular for address and telephone number for the Depositary. Persons whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Offer.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

            The Offeror has filed with the U.S. Securities and Exchange Commission a tender offer statement on Schedule 14D-1F and other documents and information, including the Offer and Circular to Shareholders concerning the Offer.

TO:	MARLIN GOLD MINING LTD.

AND TO:	the Depositary, COMPUTERSHARE INVESTOR SERVICES INC.

By Hand or Courier	By Facsimile Transmission	By Mail
100 University Avenue	Fax: 1-905-771-4082	P.O. Box 7021
9th Floor		31 Adelaide Street East
Toronto, Ontario		Toronto, Ontario
M5J 2Y1		M5C 3H2

            Delivery of this Notice of Guaranteed Delivery to an address, or transmission of this Notice of Guaranteed Delivery via a facsimile number, other than as set forth above does not constitute a valid delivery.

As set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, if a Shareholder wishes to deposit Shares pursuant to the Offer and (i) the certificate or certificates representing such Shares are not immediately available, or (ii) the certificate or certificates and all other required documents cannot be delivered to the Depositary prior to the Expiry Time, those Shares may nevertheless be deposited validly under the Offer by utilizing the procedures contemplated by the Notice of Guaranteed Delivery, provided that all of the following conditions are met:

(a)	such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

(b)

a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile copy thereof), including a guarantee to deliver by an Eligible Institution in the form set out in this Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario prior to the Expiry Time; and

(c)

the certificate or certificates representing the Deposited Shares, in proper form for transfer, together with a properly completed and duly signed Letter of Acceptance and Transmittal (or a manually signed facsimile copy thereof) and all other documents required by such Letter of Acceptance and Transmittal, are received at the Toronto, Ontario office of the Depositary by 5:00 p.m. (Eastern time) on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurs.

            An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks or trust companies in the United States.

            THIS NOTICE OF GUARANTEED DELIVERY MAY BE DELIVERED BY HAND, COURIERED, TRANSMITTED BY ELECTRONIC FACSIMILE OR MAILED TO THE DEPOSITARY ONLY AT ITS PRINCIPAL OFFICE IN TORONTO, ONTARIO AS SPECIFIED ABOVE AND MUST INCLUDE A SIGNATURE GUARANTEE BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH HEREIN. DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO ANY OFFICE OTHER THAN THE TORONTO OFFICE OF THE DEPOSITARY AS SET OUT ABOVE SHALL NOT CONSTITUTE DELIVERY FOR THE PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

            THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF ACCEPTANCE AND TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF ACCEPTANCE AND TRANSMITTAL.

            DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR SHARES SHOULD BE SENT WITH YOUR LETTER OF ACCEPTANCE AND TRANSMITTAL.

            TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATES TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL, ACCOMPANYING CERTIFICATE(S) AND ALL OTHER REQUIRED DOCUMENTS MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

            The undersigned understands and acknowledges that payment for Shares deposited and taken up by the Offeror will be made only after timely receipt by the Depositary, at its office in Toronto, Ontario specified above, of: (i) the certificate(s) representing the Shares; (ii) the Letter of Transmittal (or a manually executed facsimile copy thereof), properly completed and duly executed, with any signatures guaranteed, if so required, and (iii) all other documents required by the Letter of Transmittal before 5:00 p.m. (Eastern time) on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurs. The undersigned also understands and acknowledges that under no circumstances will interest or other amounts accrue or be paid by the Offeror or the Depositary to persons depositing Shares on the purchase price of Shares purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for the Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Shares delivered to the Depositary before the Expiry Time, even if the Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Shares is not made until after the take-up and payment for the Shares under the Offer.

            All authority conferred, or agreed to be conferred, by this Notice of Guaranteed Delivery is, to the extent permitted by all applicable laws, irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

NOTICE OF GUARANTEED DELIVERY

            The undersigned hereby deposits with the Depositary, upon the terms and subject to the conditions set forth in the Offer and the Letter of Acceptance and Transmittal, receipt of which is hereby acknowledged, the Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

ANIMAS RESOURCES LTD. COMMON SHARES (Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the below form.)
Certificate Number(s) (if available)	Name(s) in which Registered (please print or type and fill in exactly as name(s) appear(s) on certificate)	Number of Shares Represented by Certificate	Number of Shares Deposited*

TOTAL:

*	Unless otherwise indicated, the total number of Shares evidenced by all certificates delivered will be deemed to have been deposited.

CURRENCY OF PAYMENT

            The cash payable under the Offer will be denominated in Canadian dollars.

SHAREHOLDER SIGNATURE(S)

Signature(s) of Shareholder(s)	Address(es)

Name (please print or type)

SIN/SSN	Postal Code/Zip Code

Date	Daytime Telephone Number

GUARANTEE OF DELIVERY

            The undersigned, an Eligible Institution, guarantees delivery to the Depositary of the certificate(s) representing the Shares deposited hereby, in proper form for transfer with a properly completed and duly executed Letter of Acceptance and Transmittal in the form enclosed herewith or a manually signed facsimile copy thereof, and all other documents required by the Letter of Acceptance and Transmittal, all on or before 5:00 p.m. (Eastern time) on the third trading day on the TSX Venture Exchange after the date on which the Expiry Time occurs.

Name of Firm: _________________________________________	Authorized Signature: ____________________________________

Address of Firm: _______________________________________	Name: ________________________________________________

____________________________________________________	Title: _________________________________________________

Telephone Number: ____________________________________	Dated: ________________________________________________

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

Not Applicable.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) At the time of filing this Schedule, the bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

2 -

PART IV — SIGNATURES

            By signing this Schedule, Marlin Gold Mining Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2013	MARLIN GOLD MINING LTD.

By:	/s/ Vilma (Mimy) Fernandez-Maldonado
Name: Vilma (Mimy) Fernandez-Maldonado
Title: Secretary